Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of September 21, 2025

among

PFIZER INC.,

MAYFAIR MERGER SUB, INC.

and

METSERA, INC.

-i-

-ii-

Exhibits:

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of CVR Agreement

-iii-

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	5.02(h)
Adverse Recommendation Change	5.02(e)
affiliate	9.03
Agreement	Preamble
Anti-Corruption Laws	3.25
Appraisal Shares	2.01(d)
Authorizations	3.16
Book-Entry Shares	9.03
business day	9.03
Certificate of Merger	1.03
Certificates	2.02(b)
Closing	1.02
Closing Amount	2.01(c)
Closing Date	1.02
Code	2.03(f)
Company	Preamble
Company Authorizations	3.16
Company Balance Sheet	3.06(e)
Company Benefit Plan	3.11(i)(i)
Company Board	3.04(b)
Company Board Recommendation	3.04(b)
Company By-laws	3.01
Company Charter	3.01
Company Common Stock	2.01
Company Controlled Intellectual Property	3.19(b)
Company Disclosure Letter	Article III
Company Equity Awards	9.03
Company ESPP	9.03
Company Intellectual Property	3.19(a)
Company Material Adverse Effect	9.03
Company Preferred Stock	3.02(a)
Company Product	9.03
Company Registered Intellectual Property	3.19(b)
Company Restricted Stock Award	2.03(d)(i)
Company SEC Documents	3.06(a)
Company Securities	3.02(a)
Company Stock Option	2.03(d)(ii)
Company Stock Option Grant Date	3.02(b)
Company Stock Plans	2.03(d)(iii)
Company Stockholder Approval	3.04(a)
Company Stockholders Meeting	6.11
Company Subsidiaries	3.01

-iv-

Defined Term	Location of Definition

Company Subsidiary Securities	3.03(a)
Company Systems	3.19(l)
Company Takeover Proposal	5.02(h)
Company Termination Fee	8.02(b)
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuing Company Employee	6.04(a)
Contract	9.03
control	9.03
COVID-19	9.03
COVID-19 Measures	9.03
CVR	2.01(c)
CVR Agreement	9.03
Delisting Period	6.12
Development Contract	3.13(a)(iv)
DGCL	Recitals
Direct Registration System	9.03
Disclosing Party	6.03(c)
DOJ	6.03(b)
Drug Laws	9.03
Effective Time	1.03
Environmental Law	3.18(a)
ERISA	3.11(b)
ERISA Affiliate	3.11(i)(ii)
ESPP Purchase Right	9.03
Exchange Act	3.05(b)
Exchange Fund	2.02(a)
Existing D&O Policies	6.05(c)
FDA	9.03
Filed Company SEC Documents	Article III
Final Investment Date	2.03(e)
Foreign Merger Control Laws	3.05(b)
FTC	6.03(b)
GAAP	3.06(c)
Global Trade Control Laws	9.03
Good Clinical Practice Requirements	9.03
Good Laboratory Practice Requirements	9.03
Good Manufacturing Practice Requirements	9.03
Governmental Entity	9.03
Hazardous Materials	3.18(a)
Health Care Submissions	3.17(a)
HSR Act	3.05(b)
IND	3.17(a)
Indemnified Party	6.05(a)

-v-

Defined Term	Location of Definition

Initial Outside Date	8.01(b)(i)
Intellectual Property	3.19(m)
Intervening Event	5.02(h)
IT Systems	3.19(m)
Judgment	9.03
knowledge	9.03
Law	9.03
Legal Restraints	7.01(b)
Liens	3.03(a)
Measurement Date	3.02(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Milestone Payment Date	9.03
Milestone Payments	9.03
Non-U.S. Benefit Plan	3.11(g)
Notice Period	5.02(e)
OFAC	9.03
Outside Date	8.01(b)(i)
Owned Company Intellectual Property	3.19(a)
Parent	Preamble
Parent Material Adverse Effect	9.03
Patents	3.19(m)
Paying Agent	2.02(a)
Permitted Liens	3.10
Person	9.03
Personal Information	9.03
Post-Closing SEC Reports	6.12
Privacy Obligations	3.20(a)
Proceeding	3.14
Process	9.03
Processing	9.03
Proxy Statement	3.07
Qualifying Company Takeover Proposal	5.02(c)
Receiving Party	6.03(c)
Representatives	3.08
Restricted Markets	9.03
Restricted Parties	9.03
Rights Agent	9.03
Sarbanes-Oxley Act	3.06(b)
SEC	Article III
Section 262	2.01(d)
Securities Act	3.06(a)
Security Breach	8.03

-vi-

Defined Term	Location of Definition

Specified Contract	3.13(a)
Standard Contracts	9.03
subsidiary	9.03
Superior Company Proposal	5.02(h)
Surviving Corporation	1.01
tail	6.05(c)
Tax	3.09(l)(i)
Tax Return	3.09(l)(ii)
Taxes	3.09(l)(i)
Trade Secrets	3.19(m)
Transactions	Recitals
Union	3.10(a)
Voting and Support Agreements	Recitals
Voting Company Debt	3.02(d)
WARN Act	3.10(c)

-vii-

This AGREEMENT AND PLAN OF MERGER, dated as of September 21, 2025 (this “Agreement”), among Pfizer Inc., a Delaware corporation (“Parent”), Mayfair Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Metsera, Inc., a Delaware corporation (the “Company”).

WHEREAS the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”) of Merger Sub into the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated this Agreement and the CVR Agreement, including the Merger (collectively, the “Transactions”), are fair to, and in the best interests of, the stockholders of the Company, (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) approved and declared it advisable to enter into the Voting and Support Agreements (as defined below), (iv) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholders Meeting (as defined below) and (v) resolved to recommend adoption of this Agreement and approval of the Merger by the stockholders of the Company;

WHEREAS, concurrently with the execution of this Agreement, and as a condition of the willingness of Parent to enter into this Agreement, certain stockholders of the Company are entering into voting and support agreements (the “Voting and Support Agreements”), pursuant to which, among other things, such stockholders are agreeing, subject to the terms of the Voting and Support Agreements, to vote all Company Common Stock that they own in favor of the approval and adoption of this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, at or prior to the Effective Time, Parent and the Rights Agent will enter into the CVR Agreement; and

WHEREAS Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other Transactions and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall be effected under the applicable provisions of the DGCL.

SECTION 1.02. Closing. Subject to the provisions of Article VII, the closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or remotely by exchange of documents and signatures (or their electronic counterparts), at 8:00 a.m., New York City time, on the third (3rd) business day after the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), or at such other place, time and date as shall be agreed in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Prior to the Closing, the Company shall prepare, and on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”), which must be reasonably acceptable to Parent and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04. Effects of Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.05. Certificate of Incorporation and By-laws. (a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b) The by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 1.06. Directors and Officers. (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Treatment of Securities

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.00001 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock; Company Common Stock Held by Subsidiaries. Each share of Company Common Stock that is owned, immediately prior to the Effective Time, directly by the Company, Parent, or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Company Common Stock directly held by any wholly owned Company Subsidiary or by any wholly owned subsidiary of Parent (other than Merger Sub) immediately prior to the Effective Time, if any, shall be converted into such number of shares of common stock of the Surviving Corporation such that each such entity owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such entity owned in the Company immediately prior to the Effective Time.

(c) Conversion of Other Company Common Stock. Subject to Sections 2.01(b) and 2.01(d), each issued and outstanding share of Company Common Stock shall be converted into the right to receive (i) $47.50 in cash, without interest (the “Closing Amount”), plus (ii) one (1) contractual contingent value right per share of Company Common Stock representing the right to receive the Milestone Payments as set forth in the CVR Agreement (a “CVR”) in cash, without interest (clauses (i) and (ii), collectively, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02, without interest.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and each holder of Appraisal Shares shall be entitled only to receive such consideration as is determined to be due with respect to such Appraisal Shares pursuant to Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and any withdrawals of such demands, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle or otherwise negotiate, any such demands, or agree to do any of the foregoing.

SECTION 2.02. Payment of Merger Consideration. (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock and, in connection therewith, prior to the Effective Time, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Parent shall deposit or cause to be deposited with the Paying Agent, promptly after the Effective Time (and no later than the same day on which the Effective Time occurs to the extent that the Effective Time is before 1:00 p.m. New York City time, or else, the next business day), cash necessary to pay the aggregate Closing Amount in respect of the shares of Company Common Stock converted into the right to receive such cash pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”). For the avoidance of doubt, Parent shall not be required to cause to be deposited any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the CVR Agreement.

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time (but in no event later than five (5) business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) which were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon (A) surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, in the case of shares of Company Common Stock that are certificated, or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Book-Entry Shares, the holder of such Certificate or Book-Entry Shares (as applicable) shall be entitled to receive in exchange therefor (x) an amount of cash equal to the product of (1) the number of shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Shares and (2) the Closing Amount and (y) a number of CVRs equal to the number of shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Shares, and any Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of Merger Consideration (including payment in the form of or with respect to any CVR) may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall have paid any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or shall have established to the satisfaction of Parent and the Paying Agent that such Tax has been paid or is not applicable. None of Parent, Merger Sub, the Company or the Surviving Corporation shall have any liability for any such transfer or other Taxes. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01(c). No interest shall be paid or accrue on the Merger Consideration payable upon surrender of any Certificate.

(c) Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock (or securities convertible into or exchangeable or exercisable for Company Common Stock) shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Company Common Stock or other similar transaction, or stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable by Parent or the Surviving Corporation pursuant to this Agreement shall be appropriately adjusted. Nothing in this Section 2.02(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains undistributed as of the twelve (12)-month anniversary of the Closing Date shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article I shall thereafter look only to Parent for payment of its claim for such Merger Consideration, without interest.

(f) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. In no event, however, shall such investment or any such payment of interest or income delay the receipt by former holders of Company Common Stock of the Merger Consideration or otherwise impair such holders’ rights hereunder. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration to all holders of Certificates or Book-Entry Shares, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, without interest.

SECTION 2.03. Treatment of Company Equity Awards. (a) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option or Company Restricted Stock Award, as applicable:

(i) each Company Stock Option, whether vested or unvested, outstanding and unexercised immediately prior to the Effective Time shall be canceled at the Effective Time and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, (A) a cash payment equal to (x) the excess, if any, of (1) the Closing Amount minus (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (y) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (B) one (1) CVR for each share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time; provided that, in the case of a Company Stock Option that is unvested as of immediately prior to the Effective Time and that does not vest by its terms as a result of the occurrence of the Effective Time, the cash payment contemplated by clause (A) and all payments in respect of the CVRs contemplated by clause (B) shall be subject to the same vesting schedule and terms (including double-trigger vesting protection) as were applicable to the corresponding Company Stock Option (except that, subject to the holder’s continued service with Parent or its subsidiaries through the first anniversary of the Closing, all such payments shall become vested upon the first anniversary of the Closing to the extent unvested and not previously forfeited); and provided, further, that any Company Stock Option that has an exercise price per share that is greater than or equal to the Closing Amount shall be canceled at the Effective Time for no consideration or payment; and

(ii) each Company Restricted Stock Award outstanding immediately prior to the Effective Time shall be fully vested and the holder thereof shall be entitled to receive the Merger Consideration pursuant to Section 2.01(c) in respect of each share of Company Common Stock underlying such Company Restricted Stock Award.

(b) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effectuate the actions required by this Section 2.03. All amounts payable pursuant to this Section 2.03 shall be subject to any required withholding of Taxes and shall be paid without interest.

(c) As soon as practicable following the Effective Time (but in no event later than the second payroll date following the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay all cash amounts payable pursuant to Section 2.03 that correspond to the Closing Amount to the former holders of Company Stock Options and Company Restricted Stock Awards, as applicable, that were vested as of immediately prior to the Effective Time (or that vested by their terms as a result of the occurrence of the Effective Time). All cash amounts payable pursuant to Section 2.03 that correspond to the Closing Amount in respect of Company Equity Awards that are unvested as of immediately prior to the Effective Time (and that do not vest by their terms as a result of the occurrence of the Effective Time) shall be paid by Parent or its applicable affiliate on or as soon as reasonably practicable following the applicable vesting date. All payments in respect of the CVRs payable in respect of Company Equity Awards pursuant to Section 2.03 shall be made by Parent or its applicable affiliate as soon as reasonably practicable following the applicable Milestone Payment Date or, in the case of Company Equity Awards that are unvested as of immediately prior to the Effective Time (and that do not vest by their terms as a result of the occurrence of the Effective Time), the applicable vesting date if later (for clarity, no payment shall be made unless and until the Company Equity Award has vested). Notwithstanding anything to the contrary in this Agreement or the CVR Agreement, all payments in respect of Company Equity Awards pursuant to Section 2.03 shall be made through the payroll system of Parent or the Surviving Corporation in the case of employees unless Parent determines that it is not reasonably practicable.

(d) For purposes of this Agreement:

(i) “Company Restricted Stock Award” means any award in respect of restricted shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(ii) “Company Stock Option” means any option to purchase Company Common Stock granted under a Company Stock Plan or otherwise (other than an ESPP Purchase Right).

(iii) “Company Stock Plans” means the Company’s 2025 Incentive Award Plan, the Company’s 2023 Stock Incentive Plan, as amended, and the Company ESPP.

(e) Company ESPP. Prior to the Effective Time, the Company shall take such actions as are necessary (including obtaining any resolutions of the Company Board or, if appropriate, any committee designated thereby) to provide that: (i) no new offering or new purchase period will commence following the date hereof unless and until this Agreement is terminated; (ii) from and after the date hereof, no new participants will be permitted to participate in the Company ESPP and participants will not be permitted to increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; and (iii) the Company ESPP shall terminate effective no later than ten (10) business days prior to the Effective Time. The Company shall determine the rights of participants in the Company ESPP with respect to the offering period underway under the Company ESPP as of the date hereof by treating a business day to be determined by the Company as the last day of such offering period (the “Final Investment Date”), which business day shall be no later than either (i) the date on which such offering period would expire by its terms or (ii) the date on which the Company ESPP is terminated, and by treating such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP. The Company shall treat any shares of Company Common Stock acquired prior to or on the Final Investment Date as outstanding shares of Company Common Stock for purposes of Section 2.01(c).

(f) Withholding Rights. Notwithstanding anything herein to the contrary, each of the Company, the Surviving Corporation, Parent, Merger Sub, the Rights Agent, the Paying Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or the CVR Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any other federal, state, local or foreign Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement or the CVR Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System at least one (1) business day prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any exhibits to any Filed Company SEC Documents or disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors,” “Quantitative and Qualitative Disclosures about Market Risk,” disclosures of risks set forth in any “Forward-Looking Statements” disclaimer, or any other precautionary or other forward-looking statements; it being understood that specific historical factual information contained within such headings, disclosures or statements shall not be excluded) or as set forth in the letter, dated as of the date of this Agreement (the “Company Disclosure Letter”), from the Company to

Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections and subsections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections and subsections), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01. Organization, Standing and Power. The Company is a legal entity duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, and is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company’s subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of Company Subsidiaries where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), have been made available to Parent, and the Company is not in violation of any of the provisions thereof.

SECTION 3.02. Capital Structure. (a) The authorized capital stock of the Company consists of 800,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.00001 per share (the “Company Preferred Stock”). At the close of business on September 18, 2025 (the “Measurement Date”), (i) 105,278,627 shares of Company Common Stock were issued and outstanding (including 147,624 shares of Company Common Stock that were subject to outstanding Company Restricted Stock Awards), (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 12,262,280 shares of Company Common Stock were subject to outstanding Company Stock Options, 8,119 shares of Company Common Stock were subject to exercised but not settled Company Stock Options and 6,331,920 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans (other than the Company ESPP), (iv) 1,263,830 shares of Company Common Stock were reserved and available for purchase under the Company ESPP but no offerings have commenced thereunder and (v) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. Since the Measurement Date, there have been no issuances by the Company or any

Company Subsidiary of (x) shares of capital stock or other voting securities or equity interests of the Company, (y) options, warrants, rights, convertible or exchangeable securities or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or (z) restricted shares, stock appreciation rights, contingent value rights, “phantom” stock, stock-based performance units or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of any capital stock or other voting securities or equity interests of the Company (the items in the foregoing clauses (x) through (z), collectively, “Company Securities”), other than de minimis issuances of Company Common Stock upon the exercise of Company Stock Options or ESPP Purchase Rights, in each case, that were outstanding on the Measurement Date in accordance with the terms thereof. No Company Subsidiary owns any Company Common Stock.

(b) Section 3.02(b) of the Company Disclosure Letter sets forth, as of the close of business on the Measurement Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the United States) of the holder thereof, (ii) the number of shares of Company Common Stock issuable thereunder, (iii) the exercise price or strike price (if any) relating thereto, (iv) the grant date, (v) the amount vested (or exercisable) and outstanding and the amount unvested (or not exercisable) and outstanding and (vi) the Company Stock Plan in accordance with which the award was made. Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Company Stock Option Grant Date”) by all necessary corporate action. No Company Stock Option has been granted with a per share exercise price less than the fair market value of a share of Company Common Stock on the applicable Company Stock Option Grant Date, and the Company has not granted any Company Stock Options that are subject to Section 409A of the Code. Each grant of a Company Equity Award or right to purchase shares of Company Common Stock under the Company ESPP was made in accordance with, to the extent applicable, the applicable Company Stock Plan, all applicable Laws and all applicable listing and governance rules and regulations of Nasdaq. The Company has the requisite power and authority, in accordance with the applicable Company Stock Plan, the applicable award agreements and any other applicable Contracts, to take the actions contemplated by Section 2.03, and the treatment of Company Equity Awards and rights to purchase shares of Company Common Stock under the Company ESPP as described in Section 2.03 as of the Effective Time will be binding on the holders of Company Equity Awards and rights to purchase shares of Company Common Stock under the Company ESPP, as applicable.

(c) All of the outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(d) As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(e) Except as set forth above, as of the date of this Agreement, there are no options, warrants, calls, preemptive rights, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, grant, register, deliver or sell, or cause to be issued, granted, registered, delivered or sold, additional shares of capital stock of, or other voting securities or equity interests in, or any security convertible or exchangeable for any shares of capital stock of, or other voting securities or equity interests in, or the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, call, security, unit, right or Contract, (iii) that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock, or (iv) that restrict the transfer of, contain any right of first refusal or right of first offer with respect to, of any shares of, capital stock of the Company or affecting the voting rights of securities of the Company or any Company Subsidiary (including stockholder agreements, voting trusts or similar agreements). There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options that are outstanding on the date hereof and in accordance with their terms, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Stock Options or Company Restricted Stock Awards that are outstanding on the date hereof and in accordance with their terms and (C) the acquisition by the Company of Company Stock Options or Company Restricted Stock Awards in connection with the forfeiture of such awards that are outstanding on the date hereof and in accordance with their terms. The Company has no “rights plan,” “rights agreement” or “poison pill” in effect.

SECTION 3.03. Company Subsidiaries; Equity Interests. (a) Section 3.03(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each Company Subsidiary and its jurisdiction of organization. All of the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another wholly owned Company Subsidiary or by the Company and another wholly owned Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”, it being understood that licenses and similar grants of rights to use Intellectual Property that are not granted as security interests or liens are not “Liens” as defined hereunder), other than Permitted Liens. There are no (i) options, warrants, rights, convertible or exchangeable securities or other rights to acquire shares of capital stock or other voting securities or equity interests of any Company Subsidiary, (ii) restricted shares, stock appreciation rights, contingent value rights, “phantom” stock, stock-based performance units or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of any capital stock or other voting securities or equity interests of any Company Subsidiary (the items in the foregoing clauses (i) and (ii), together with the shares of capital stock or other voting securities or equity interests of the Company Subsidiaries, collectively, “Company Subsidiary Securities”) or (iii) Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, grant, register, deliver or sell, or cause to be issued, granted, registered, delivered or sold, additional shares of capital stock of, or other voting securities or equity interests in, or any security convertible or exchangeable for any shares of capital stock of, or other voting securities or equity interests in, any Company Subsidiary.

(b) Except for its interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person or has any obligation or has made any commitment to acquire any securities of any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”). The execution and delivery by the Company of this Agreement, performance of its obligations hereunder and the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company and no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, subject, in the case of the Merger, to the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) approving and declaring advisable the execution and delivery of the Voting and Support Agreements, (iii) determining that the Merger and the other Transactions are fair to and in the best interests of the stockholders of the Company, (iv) directing that the adoption of this Agreement be submitted to a vote of the Company’s stockholders at the Company Stockholders Meeting, and (v) subject to the terms and conditions of this Agreement, recommending that the holders of Company Common Stock approve the adoption of this Agreement and approve the Merger on the terms and subject to the conditions set forth herein (the recommendation set forth in subclause (iv) of this Section 3.04(b), the “Company Board Recommendation”), which resolutions have not been rescinded, modified or withdrawn in any way, except as expressly permitted by Section 5.02(e) or Section 5.02(f). Assuming the representations and warranties set forth in Section 4.08 are true and correct, such resolutions are sufficient to render inapplicable to Parent and Merger Sub and this Agreement, the Merger or any other Transaction the provisions of Section 203 of the DGCL to the extent, if any, such section would otherwise be applicable to this Agreement, the Merger or any other Transaction and no other “fair price,” “moratorium,” “control share acquisition” or state takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Voting and Support Agreements, the Merger or any other Transaction.

(c) Assuming the representations and warranties set forth in Section 4.08 are true and correct, other than the Company Stockholder Approval, no vote of the holders of any class or series of capital stock of the Company is necessary to adopt this Agreement or to approve and consummate the Transactions.

SECTION 3.05. No Conflicts; Consents. (a) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) (x) the Company Charter and the Company By-laws or (y) the comparable organizational documents of any Company Subsidiary, (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of the foregoing clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the competition, merger control, antitrust or similar Laws of the jurisdictions listed in Section 3.05(b) of the Company Disclosure Letter (such Laws, collectively, the “Foreign Merger Control Laws”), (ii) the filing with the SEC of (A) the Proxy Statement and (B) such reports under the Securities Act or the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of the Nasdaq Stock Market and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a) Since January 30, 2025, the Company has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed pursuant to the Exchange Act or the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) by the Company with the SEC (the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and (except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, in which case the applicable date shall be the date of the last such amendment or supersedence) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (iii) were prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iv) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments that are not, individually or in the aggregate, material).

(d) As of the date hereof, no comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents remain outstanding or unresolved, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review or investigation.

(e) Except as reflected or reserved against in the consolidated balance sheet of the Company, as of June 30, 2025, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(f) The Company has established and, since January 30, 2025, maintained disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, including (x) disclosure controls and procedures designed to ensure that all information required to be disclosed by the

Company in the reports that it files or submits in accordance with the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions with respect to required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required in accordance with the Exchange Act with respect to such reports and (y) a system of internal control over financial reporting designed to provide reasonable assurance with respect to the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP, including policies that provide reasonable assurance that (1) transactions are executed in accordance with management’s general or specific authorizations, (2) access to assets is permitted only in accordance with management’s general or specific authorization and (3) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, to the date of this Agreement, the Company’s auditors and the Company Board or any committee thereof have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 30, 2025, the Company has not identified any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(g) Neither the Company nor any Company Subsidiary is a party to or bound by, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

SECTION 3.07. Information Supplied. The proxy statement to be provided to the Company’s stockholders in connection with the Company Stockholders Meeting (such proxy statement and any amendment thereof or supplement thereto, the “Proxy Statement”) on the date filed, mailed, distributed or disseminated, as applicable, to the Company’s stockholders and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement, including any amendments thereof and supplements thereto, will comply in all material respects with the requirements of applicable Laws, except that the Company makes no representation or warranty with respect to statements made in the Proxy Statement, including any amendments thereof and supplements thereto, based on information furnished by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08. Absence of Certain Changes or Events. (a) Since January 1, 2025, there has not been any Company Material Adverse Effect.

(b) From January 1, 2025 to the date of this Agreement, the Company and each Company Subsidiary has conducted its business in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been and neither the Company nor any Company Subsidiary has taken any action that, if taken without the consent of Parent after the date of this Agreement, would have constituted a breach of Section 5.01(a), (d), (f), (g), (k), (m), (q), and (r) (solely to the extent related to the foregoing clauses (a), (d), (f), (g), (k), (m) and (q) of Section 5.01).

SECTION 3.09. Taxes. (a) The Company and each Company Subsidiary have (i) duly and timely filed, or caused to be duly and timely filed, taking into account any valid extensions of time within which to file, all material Tax Returns required to have been filed by any of them, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, and (ii) timely paid, or caused to be timely paid, all material Taxes required to have been paid by them (whether or not shown on such Tax Returns).

(b) No deficiency for any material amount of Taxes has been claimed, proposed, asserted or assessed, or threatened in writing, by any Governmental Entity against the Company or any Company Subsidiary which deficiency has not been fully paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents. There are no material claims, audits, actions, suits, Proceedings, examinations, investigations, refund litigations, proposed adjustments or matters in controversy pending or ongoing, or threatened in writing by any Governmental Entity, with respect to Taxes of or with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to or is the beneficiary of any extension of time with respect to any material Tax assessment, deficiency or collection outside of the ordinary course of business, which waiver or extension currently remains in effect. Within the past three (3) years, neither the Company nor any Company Subsidiary has received a written claim from any Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not currently file a Tax Return of a particular type that it is or may be subject to material taxation by or required to file material Tax Returns of such type in that jurisdiction.

(c) All material Taxes that the Company or any Company Subsidiary is or was required by Law to withhold or collect have been duly and timely withheld or collected, and have been duly and timely paid to the proper Governmental Entity or other proper Person or properly set aside in accounts for this purpose. The Company and the Company Subsidiaries have complied in all material respects with the reporting and recordkeeping requirements associated with such withholding and collection.

(d) There are no Tax rulings, requests for rulings, applications for change in accounting methods or closing agreements (within the meaning of Section 7121 of the Code or any similar provision of state, local or foreign Law) with respect to material Taxes of the Company or of any Company Subsidiary, in each case, that will remain in effect or be binding on the Company or any Company Subsidiary for any period after the Effective Time.

(e) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing, (ii) any prepaid amount received prior to the Closing, (iii) Section 481(a) of the Code (or any analogous provision of state, local or foreign Law) by reason of a change in accounting method made prior to the Closing, or (iv) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed prior to the Closing.

(f) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnification agreement or similar Contract or arrangement (other than such agreements or arrangements (A) exclusively between or among the Company and wholly owned Company Subsidiaries or (B) with third parties entered into in the ordinary course of business, the primary subject matter of which is not Tax).

(g) Neither the Company nor any Company Subsidiary (A) has ever been a member of an affiliated, consolidated, combined, unitary or similar Tax group other than such a group of which the Company is or was the common parent or (B) has any material liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise. Neither the Company nor any Company Subsidiary has made an election under Section 965(h) of the Code.

(h) There are no material Liens for Taxes on any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

(i) Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355(a) of the Code.

(j) Neither the Company nor any Company Subsidiary has participated in or been a party to a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder or any similar transaction requiring disclosure in accordance with a corresponding provision of state, local or foreign Law.

(k) No representation or warranty is made in this Agreement with respect to the amount, sufficiency or availability of any Tax asset available in or to be carried forward to a taxable period (or portion thereof) beginning after the Closing Date.

(l) For purposes of this Agreement:

(i) “Tax” or “Taxes” means all U.S. federal, state, local or non-U.S. taxes, tariffs, imposts, levies, duties, governmental fees and other similar assessments or charges in each case, in the nature of a Tax, including any income, alternative or add-on minimum, gross income, estimated, gross receipts, net worth, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or similar), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), medical device excise, hospital, health, insurance, environmental or windfall profit tax, custom duty, or other tax of any kind imposed by a Governmental Entity, together with all interest, penalties, additions to tax and additional amounts imposed with respect thereto.

(ii) “Tax Return” means any return, declaration, statement, report, form, election, notice, designation, claim for refund, information statement or other document, including any schedule or attachment thereto and any amendment thereof, filed or required to be filed with respect to Taxes.

SECTION 3.10. Labor Relations. (a) Neither the Company nor any Company Subsidiary is a party to, bound by (or otherwise subject to) or in the process of negotiating any collective bargaining, works council, labor union or similar agreements. None of the employees of the Company or any Company Subsidiary is represented by any labor union, works council, employee representative group or similar organization (each, a “Union”) with respect to his or her employment with the Company or any Company Subsidiary. No demand has been made or petition filed or Proceedings instituted by an employee or group of employees of the Company or any Company Subsidiary with any labor relations board or other Governmental Entity seeking recognition of any Union. No notice, consent or consultation obligations with respect to any employees of the Company or any Company Subsidiary, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(b) No labor disruptions or organizing activities (including any labor disputes, strikes, work stoppages, slowdowns, picketing, lockouts or union organization attempts) are pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, nor has any such disruption or activity occurred since January 1, 2023.

(c) The Company and each Company Subsidiary are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws relating to labor and employment matters, including fair employment practices, equal employment opportunity, disability rights, terms and conditions of employment, consultation with employees, immigration, wages, hours (including overtime and minimum wage requirements), compensation, workers’ compensation, unemployment insurance, classification of employees and individual independent contractors, employee leaves of absence, occupational safety and health, and collective or mass layoffs and plant closings. Neither the Company nor any Company Subsidiary has taken any action since January 1, 2023 that would (i) constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign Law or (ii) otherwise trigger any liability or obligations under the WARN Act or any similar state, local or foreign Law.

(d) There is not, and since January 1, 2023 there has not been, any unfair labor practice charge or complaint or other Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any Governmental Entity concerning labor or employment matters that would reasonably be expected to, individually or in the aggregate, result in material liability to the Company and the Company Subsidiaries, taken as a whole.

(e) To the knowledge of the Company, no current or former employee or other service provider of the Company or any Company Subsidiary has, since January 1, 2023, been the subject of any sexual harassment, sexual assault, sexual discrimination or other material misconduct allegations in connection with his or her employment with the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any current or former employee or other service provider.

SECTION 3.11. Employee Benefits. (a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of (i) the plan document of each Company Benefit Plan, including any amendment thereto, or a written description if such Company Benefit Plan is not otherwise in writing and (ii) the most recent annual report under Form 5500 (including applicable schedules and attachments thereto) required to be filed with the Internal Revenue Service.

(b) Each material Company Benefit Plan (i) is and has at all times been maintained, operated and administered in accordance with its terms and in compliance in all material respects with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (to the extent applicable), the Code and all other applicable Laws, and (ii) has been administered, maintained and operated in both documentary and operational compliance with Section 409A of the Code to the extent applicable.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification or registration. With respect to any material Company Benefit Plan, there are no pending, or to the knowledge of the Company, threatened or anticipated Proceedings (other than routine claims for benefits) by, on behalf of, against or otherwise involving any material Company Benefit Plan or any trust related thereto, other than claims that would not reasonably be expected to subject the Company, any Company Subsidiary or the Surviving Corporation to any material liability.

(d) None of the Company Benefit Plans is, and none of the Company, any of the Company Subsidiaries or any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained, contributed to, been required to maintain or contribute to or had any liability, contingent or otherwise, with respect to (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or

Section 302 or Title IV of ERISA, (ii) a “multiple employer plan” or “multiple employer welfare arrangement” (as such terms are defined in ERISA) or (iii) a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA). There are no material unpaid contributions due with respect to any Company Benefit Plan that are required to have been made in accordance with such Company Benefit Plan, any related insurance Contract or any Law, or to the extent not yet due, such contributions have been properly accrued on the applicable balance sheet in accordance with the applicable Company Benefit Plan and Laws. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in any liability under Title IV of ERISA to the Company, any Company Subsidiary or, following the Effective Time, the Surviving Corporation.

(e) Neither the Company nor any Company Subsidiary has (i) any obligation to provide any post-retirement or termination health, medical or life insurance or other welfare benefits for retired, former or current employees or other service providers of the Company or any Company Subsidiary, other than for continuation coverage required under Section 4980B of the Code or any applicable state or foreign Laws for which the covered Person pays the full premium cost of coverage or (ii) any obligation to gross up, make whole, indemnify, reimburse or otherwise make any payment to any Person with respect to any Taxes, interests or penalties related thereto, including as incurred pursuant to Sections 409A, 280G or 4999 of the Code.

(f) Neither the Company nor any Company Subsidiary has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or breached any fiduciary duties with respect to any Company Benefit Plan that reasonably would be expected to subject the Company, any Company Subsidiary or the Surviving Corporation to any material Tax or material penalty.

(g) Each Company Benefit Plan that is maintained primarily for the benefit of current or former employees or other service providers outside of the United States (a “Non-U.S. Benefit Plan”) (i) if intended to qualify for special Tax treatment under applicable Law, satisfies all requirements to obtain such Tax treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Law, and (iii) has been maintained in compliance in all respects with applicable Law, in each case, in all material respects. No Non-U.S. Benefit Plan is in the nature of a defined benefit pension plan.

(h) Neither the execution and delivery of this Agreement nor the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment or service) could (i) entitle any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary to any compensation, payment or benefit (or result in the funding of any such compensation, payment or benefit) or result in any forgiveness of indebtedness with respect to any such Persons, (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary, (iii) require a contribution or funding by the Company or any Company Subsidiary to a Company Benefit Plan or the transfer or setting aside of assets to fund any benefits under a Company Benefit Plan, (iv) accelerate the time of payment, funding or vesting, or trigger any payment, funding or vesting, of any compensation or benefit whether under any

Company Benefit Plan or otherwise, or trigger any other material obligation under any Company Benefit Plan, (v) result in any violation of, or default under, or limit or restrict the right to merge, amend, modify, terminate or transfer the assets of any Company Benefit Plan or (vi) result in the payment or provision of any amount that could individually or in combination with any other payment constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) For purposes of this Agreement:

(i) “Company Benefit Plan” means each benefit and compensation plan, Contract, agreement, policy, program or arrangement sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is a party, for the benefit of any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has or can reasonably be expected to have any liability (contingent or otherwise), including (1) “employee pension benefit plans” within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (2) “employee welfare benefit plans” within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (3) “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and (4) all other employment, consulting, offer letter, individual independent contractor or consulting, retirement, termination, change in control, pension, profit sharing, insurance, deferred compensation, severance, separation, vacation, paid time off, retention, tax gross-up, commission, stock bonus, stock purchase, stock option, restricted stock, stock appreciation right, equity or equity-based incentive or compensation, bonus, commission, medical, welfare, benefit or fringe benefit plans, Contracts, policies, agreements, programs or arrangements, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law and sponsored by Governmental Entities.

(ii) “ERISA Affiliate” means each trade or business, whether or not incorporated, that is, or has at any relevant time been, under common control, a member of the same controlled group or treated as a “single employer” with the Company or any Company Subsidiary within the meaning of Section 4001 of ERISA or Section 414 of the Code.

SECTION 3.12. Title to Properties. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (a) have good and marketable title to, or valid leasehold interests in, all their respective properties and assets reflected in the Company Balance Sheet (other than properties or assets that have been sold or disposed of, or for which a valid leasehold interest has expired and not been renewed, in each case in the ordinary course of business and in compliance with this Agreement) or acquired or leased after the date thereof, free and clear of all Liens, except (i) Liens for Taxes that are not due and payable, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’

compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations and (iv) with respect to real property, (A) zoning, building and other similar codes and regulations to the extent not violated by the Company’s or any Company Subsidiary’s current use of such real property and (B) defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the properties to which they relate in the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Permitted Liens”) and (b) have complied with the terms of all leases to which they are parties and under which they are in occupancy that are reflected in the Company Balance Sheet (other than leases that expired and were not renewed in the ordinary course of business) or were executed after the date thereof, and all such leases are in full force and effect and each such lease is a valid and binding obligation of the Company or any Company Subsidiary that is a party thereto, as applicable, and to the knowledge of the Company, the other parties thereto. Neither the Company nor any Company Subsidiary owns any real property.

SECTION 3.13. Contracts. (a) Except for this Agreement, any Company Benefit Plan, and except for the Contracts disclosed in and filed as unredacted exhibits to the Filed Company SEC Documents and any statements of work, purchase orders or other work orders under a master agreement (provided that the terms of such statements of work, purchase orders or other work orders do not supersede the terms of, or materially alter the rights or obligations of the parties under, such master agreement), Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true, correct and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any Company Subsidiary is a party that (A) materially restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party, (C) provides for “exclusivity” or any similar requirement in favor of any third party, or (D) requires the Company or a Company Subsidiary to purchase a minimum number of units of a product or hours of a service or otherwise imposes minimum expenditure requirements;

(iii) each Contract under which the Company or any Company Subsidiary grants or receives from or to any third party any material license, sublicense, covenant not to assert or similar right under or with respect to Intellectual Property, except for Standard Contracts and Development Contracts;

(iv) each Contract pursuant to which material Intellectual Property has been or is expected to be developed (whether solely or jointly) for or at the direction of the Company or any Company Subsidiary, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on any product or product candidate of the Company or any Company Subsidiary or the ability of the Company and the Company Subsidiaries to research, develop, manufacture or commercialize such products, other than pursuant to customary invention assignment agreements assigning to the Company or one of the Company Subsidiaries all right, title and interest in and to such material Intellectual Property on terms consistent in all material respects with those made available to Parent (each, a “Development Contract”);

(v) each Contract to which the Company or any Company Subsidiary is a party relating to the agency, commission, formulary or medical benefit coverage, marketing, sale, licensing or distribution of any Company Product or any product candidate of the Company or any Company Subsidiary under which payments in excess of $2,000,000 were made by the Company or any Company Subsidiary in the fiscal year ended December 31, 2024 or expected to involve more than $2,000,000 in the fiscal year ending December 31, 2025, in each case, (A) that cannot be cancelled by the Company or such Company Subsidiary without penalty or further payment without more than sixty (60) days’ notice and (B) excluding any Standard Contract entered into in the ordinary course of business consistent with past practice;

(vi) each Contract for the purchase, sale or lease of goods or services, materials, supplies or equipment, under which payments in excess of $2,000,000 were made by the Company or any Company Subsidiary in the fiscal year ended December 31, 2024 or is expected to involve payment by the Company of more than $2,000,000 in the fiscal year ending December 31, 2025;

(vii) each Contract that is a “single source” Contract relating to the procurement of materials or services utilized in connection with the exploitation of a Company Product on a Company Product-by-Company Product basis;

(viii) each Contract, including any ancillary or subagreements thereto, with any contract research organization or other agreement, including any ancillary or subagreements thereto, with a third party which is conducting one or more clinical studies on behalf of the Company or any Company Subsidiary and is reasonably expected to require payment of more than $2,000,000 within twelve (12) months prior to or after the date of this Agreement;

(ix) each Contract, including any ancillary or subagreements thereto, with any supplier or contract manufacturing organization or other agreement, including any ancillary or subagreements thereto, with a third party which is manufacturing any Company Product or product candidate on behalf of the Company or any Company Subsidiary and is reasonably expected to require payment of more than $2,000,000 within twelve (12) months prior to or after the date of this Agreement;

(x) each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness (or commitments in respect thereof) or any financial guaranty, in each case with respect to an outstanding principal amount in excess of $500,000 and each Contract providing for or evidencing a Lien (other than a Permitted Lien) on the assets of the Company or any Company Subsidiary;

(xi) each Contract pursuant to which the Company or any Company Subsidiary has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of $2,000,000 of future payments in the aggregate, (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any Company Subsidiary, in each case in excess of $2,000,000 of future payments in the aggregate, or (C) that otherwise creates future payment obligations, including settlement agreements, in excess of $2,000,000;

(xii) each Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interest or material assets of the Company or any Company Subsidiary;

(xiii) each Contract with any Governmental Entity;

(xiv) each Contract (other than any Contract that is a nondisclosure agreement entered into in connection with discussions, negotiations and transactions related to this Agreement or other Company Takeover Proposals) relating to the acquisition or disposition of assets, businesses or properties that contains deferred or contingent purchase price obligations, financial covenants, indemnities or other payment obligations that remain outstanding;

(xv) each Contract that imposes any co-promotion or collaboration obligations with respect to any Company Product or product candidate of the Company or Company Subsidiary, which obligations are material to the Company and the Company Subsidiaries, taken as a whole;

(xvi) each hedging, swap, collar, cap, derivative or similar Contract;

(xvii) each Contract which provides for a loan or advance in excess of $50,000 to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any Company Subsidiary, other than travel and similar advances to the Company’s employees in the ordinary course of business and consistent with past practice;

(xviii) each lease, sublease, license or similar use, co-working service and occupancy Contract, in accordance with which the Company or any Company Subsidiary uses or occupies any real property with annual payments in excess of $500,000;

(xix) each Contract under which the Company or any Company Subsidiary has granted any Person registration rights (including demand and piggy-back registration rights) that does not terminate by its terms in connection with the Transactions;

(xx) each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xxi) each partnership or joint venture agreement to which the Company or any Company Subsidiary is a party that relates to the formation, creation, operation, management or control of any partnership or joint venture or any other alliance, shareholder, development, co-development or similar profit-sharing Contract.

Each such Contract described in the foregoing clauses (i) through (xxi) is referred to herein as a “Specified Contract”.

(b) Each of the Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.14. Litigation. There is no claim, suit, action, investigation, arbitration or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected to, (a) individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, or (b) prevent the consummation of, or materially impair the ability of the Company to consummate, the Merger by the Outside Date. There is no Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected to, (i) individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, or (ii) prevent the consummation of, or materially impair the ability of the Company to consummate, the Merger by the Outside Date. Neither the Company nor any Company Subsidiary has any material Proceedings pending against any other Person.

SECTION 3.15. Product Liability. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no design defect, nor any failure to warn, nor any breach of any guarantee, warranty or indemnity with respect to any Company Product now or previously designed, tested, sold, manufactured, distributed or delivered by the Company or any Company Subsidiary and there are no Proceedings pending or, to the knowledge of the Company, threatened, alleging that the Company or any Company Subsidiary has any liability (whether in negligence, breach of warranty, strict liability, failure to warn or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession, exposure to or use of any Company Products.

SECTION 3.16. Compliance with Laws and Authorizations. Each of the Company, the Company Subsidiaries, their respective directors, officers and employees, and, to the Company’s knowledge, every other Representative and distributor, wholesaler and other third-party intermediary, acting on behalf of the Company or any Company Subsidiary, is in, and since January 1, 2023 has been in, compliance with all Judgments, Authorizations and Laws applicable to its business or operations and has not received any notification from a Governmental Entity or other Person asserting noncompliance therewith, except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has in effect all franchises, grants, approvals, authorizations, certificates, registrations, licenses, exemptions, product listings, permits and consents of Governmental Entities (collectively, “Authorizations,” and such Authorizations held by the Company or any Company Subsidiary, the “Company Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (x) there has occurred no violation of, or default (with or without notice or lapse of time, or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Authorization and (y) the consummation of the transactions contemplated hereby will not cause the revocation or cancellation of any Company Authorization.

SECTION 3.17. Regulatory Matters. (a) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (i) since January 1, 2023, the Company and the Company Subsidiaries have filed, maintained or furnished with the applicable Governmental Entity or regulatory authorities all required filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, notices and other documents (collectively, “Health Care Submissions”) and (ii) all such Health Care Submissions were in compliance with applicable Laws, including applicable Drug Laws, when filed (or were corrected or completed by a subsequent filing), and to the Company’s knowledge, no material deficiencies have been asserted by any Governmental Entity with respect to such Health Care Submissions. Each (i) copy of portions of each Investigational New Drug application (including the equivalent regulatory submission outside of the United States, an “IND”) with respect to each Company Product or product candidate, including all supplements and amendments thereto, (ii) copy of all clinical study reports under such INDs, and (iii) copy of material correspondence to or from the Company and each Company Subsidiary and FDA or any other Governmental Entity with respect to such INDs, that have been requested by Parent have been materially true and accurate when provided.

(b) Since January 1, 2023, neither the Company nor any Company Subsidiary has received written notice of any pending or, to the knowledge of the Company, threatened, and there are no, Proceedings, hearings, audits, inspections, investigations, arbitrations or other actions by the FDA or any comparable Governmental Entity against the Company or any Company Subsidiary, alleging material non-compliance with applicable Drug Laws, and, to the knowledge of the Company, neither the FDA nor any comparable Governmental Entity is considering such action.

(c) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, none of the Company, any Company Subsidiary or, to the Company’s knowledge any of their respective employees is or has been debarred from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or any similar Law, has been excluded under 42 U.S.C. Section 1320a-7 or any similar Law, or otherwise excluded, debarred or suspended from participation in any federal health care program as defined in 42 U.S.C. §1320a-b(f) and including the Medicare, Medicaid and TRICARE programs, or has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in such debarment, suspension or exclusion. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, to the Company’s knowledge, the Company and the Company Subsidiaries have not, and none of their employees, agents or clinical investigators have, made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, (i) all clinical trials, preclinical trials and other studies and tests conducted by or on behalf of the Company or any Company Subsidiary have been conducted in compliance with applicable protocols, procedures and applicable Drug Laws, including the applicable Good Laboratory Practice Requirements and Good Clinical Practice Requirements, (ii) to the Company’s knowledge, no Governmental Entity has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of the Company or any Company Subsidiary and (iii) neither the Company nor any Company Subsidiary has received any written notice or communication alleging that the Company has violated or failed to comply with any applicable Drug Laws with respect to such clinical trials or requiring the termination, suspension or modification of any ongoing clinical studies conducted by or on behalf of the Company or any Company Subsidiary.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, the development, testing, manufacture, processing, packaging, labeling, import, export, release, distribution and storage, as applicable, of the Company Products and product candidates of the Company or Company Subsidiaries have been and are being conducted in compliance with all applicable Drug Laws, including the applicable Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements and Good Clinical Practice Requirements. Since January 1, 2023, the Company and the Company Subsidiaries have not been notified in writing by any Governmental Entity of any failure (or any investigation with respect thereto) by them or any licensor, licensee or partner (acting on behalf of the Company) to comply with, or maintain systems and programs to ensure compliance with, any applicable Drug Law, Company Authorizations or requirements pertaining to programs or systems regarding product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment, registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements, in each case with respect to any Company Products or product candidates of the Company or any Company Subsidiary, except for such failures or investigations which would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(f) (i) No Company product or product candidate manufactured, tested, distributed, held, marketed or submitted for reimbursement by the Company or any Company Subsidiary has been recalled, withdrawn or suspended since January 1, 2023, (ii) since January 1, 2023, there have been no field notifications or corrective actions, investigator notices, safety alerts, IND safety reports, serious adverse event reports or other notices of action relating to a safety concern or alleged lack of safety, efficacy or regulatory compliance (including compliance with Good Manufacturing Practices) of any Company Product or product candidates of the Company or any Company Subsidiary and (iii) no Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such Company Product or product candidate or pre-market approvals or marketing authorizations are pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by the FDA or any comparable Governmental Entity with respect to noncompliance with applicable Drug Laws.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any websites sponsored or operated, or formerly sponsored or operated, by the Company or any Company Subsidiary.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company has implemented a commercially reasonable compliance program designed to ensure compliance with applicable Drug Laws and industry codes and standards.

(j) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Person has filed against the Company an action relating to the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

SECTION 3.18. Environmental Matters. Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2023 (a) each of the Company and the Company Subsidiaries has been and is in compliance with all Environmental Laws, (b) each of the Company and the Company Subsidiaries has possessed and possesses, and has been and is in compliance with all Authorizations required under Environmental Laws for it to conduct its business as presently conducted, (c) none of the Company or the Company Subsidiaries has received any written notice alleging that the Company or any Company Subsidiary is in violation of any Environmental Law, (d) no Proceeding against the Company or any Company Subsidiary relating to any Environmental Law is pending or, to the knowledge of the Company, threatened in writing, (e) neither the Company nor any Company Subsidiary is a party or subject to any ongoing obligations pursuant to any Order or agreement resolving any alleged violation of or liability under any Environmental Law, (f) no Hazardous Materials have been released by the Company or, to the knowledge of the Company, by any third party at, on, under or from any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, and (g) the Company has not entered into, and does not have, any written Contract or incurred any legal obligation that may require it to pay to, reimburse, or indemnify any other Person from or against liabilities or costs in connection with any Environmental Law.

(a) For purposes of this Agreement:

“Environmental Law” means any Law or Judgment promulgated by any Governmental Entity with respect to pollution, preservation or the protection of the environment, human health or safety, natural resources or endangered or threatened species, including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, registration, labeling or other handling of Hazardous Materials or products containing Hazardous Materials.

“Hazardous Materials” means any material (including biological material), substance, chemical or waste (or combination thereof) that (a) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, a substance of concern or words of similar effect under any Environmental Law, including petroleum, oil, PFAS or PFOS or (b) for which standards of care have been established under any Environmental Law.

SECTION 3.19. Intellectual Property. (a) The Company and the Company Subsidiaries (i) own, are validly licensed or otherwise have the right to use all material Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries (the “Company Intellectual Property”), provided, however, that the foregoing shall not be construed as a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property of any Person, and (ii) except as indicated on Section 3.19(a)(i) of the Company Disclosure Letter, exclusively own all Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, the “Owned Company Intellectual Property”), free and clear of all Liens other than Permitted Liens. To the Company’s knowledge, other than as identified on Section 3.19(a)(ii) of the Company Disclosure Letter, no Company Controlled Intellectual Property is subject to any exclusive license or similar grant of exclusive rights to any third party that restricts the Company’s or any Company Subsidiary’s use or exploitation of any Company Controlled Intellectual Property in a manner material to their current or currently contemplated business.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list that is true and complete, in all material respects as of the date of this Agreement, of all Intellectual Property that is (i) owned by the Company or a Company Subsidiary, or (ii) exclusively licensed (including field- or territory-limited rights) to the Company or a Company Subsidiary and for which the Company or a Company Subsidiary controls prosecution (the “Company Controlled Intellectual Property”) and is registered with, issued by, or that is a pending application before any Governmental Entity (the “Company Registered Intellectual Property”). The issued Patents included in the Company Registered Intellectual Property and all other material Company Registered Intellectual Property are subsisting, and, to the Company’s knowledge, (x) valid (other than Company Registered Intellectual Property constituting applications), (y) enforceable (other than Company Registered Intellectual Property constituting applications), and (z) have not been abandoned or dedicated to the public domain or adjudged invalid or unenforceable. Section 3.19(b) of the Company Disclosure Letter also identifies each proprietary software program and unregistered trademark material to the business of the Company or a Company Subsidiary as presently conducted or contemplated to be conducted, in each case that are owned or purported to be owned by the Company or a Company Subsidiary or that are exclusively licensed to the Company or a Company Subsidiary. Each of the foregoing lists indicates for each item, as applicable, the legal owner, application or registration or issuance number, applicable filing jurisdiction and registration date or date of issuance.

(c) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, with respect to Company Registered Intellectual Property, the Company has taken reasonable steps and procedural requirements to avoid revocation, cancellation, lapse or otherwise adversely affecting its enforceability, use, or priority. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, the named inventors of each of the Patents in the Company Registered Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary have assigned such Patents to the Company or Company Subsidiary, or to a predecessor of the foregoing that has validly assigned its rights therein to the Company or a Company Subsidiary, respectively and, to the knowledge of the Company, all assignments to the Company or a Company Subsidiary of such Company Registered Intellectual Property are valid and enforceable.

(d) To the knowledge of the Company, since January 1, 2023, the Company and the Company Subsidiaries have not, nor has the conduct of the business of the Company and the Company Subsidiaries infringed upon, violated or misappropriated any Intellectual Property of any third party, except for such infringements, violations or misappropriations that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries has received any written charge, complaint, claim, demand or notice from any Person since January 1, 2023 alleging any such infringement, violation or misappropriation, or inviting the Company or any Company Subsidiary to seek a license with respect to any Intellectual Property of any third party, except for such infringements, violations or misappropriations that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(e) Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of all Trade Secrets and other confidential information that are owned or held in confidence by the Company or any Company Subsidiary. Except as would not be individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s knowledge, no Trade Secret of the Company or any Company Subsidiary has been disclosed to or accessed by any Person other than pursuant to valid and binding written nondisclosure obligations protecting the confidentiality thereof, and to the knowledge of the Company, no Person has breached any such obligation.

(f) To the knowledge of the Company, since January 1, 2023, no third party is or has interfered with, infringed upon, violated or misappropriated any of the Company Controlled Intellectual Property or asserted any competing claim of right to use or own any of the Company Controlled Intellectual Property, except for such infringements, violations or misappropriations that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. Except as would not be individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement, there is no Proceeding, asserted or threatened against the Company or any Company Subsidiary concerning the ownership, validity, registrability, enforceability, duration, scope, priority, right to use or other violation of any Company Controlled Intellectual Property. Except as would not be individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, neither the Company nor any Company Subsidiary nor any of the Company’s or any Company Subsidiary’s respective representatives has sent or otherwise made any communication to any third party regarding any alleged or suspected infringement, misappropriation, dilution or violation of any Company Controlled Intellectual Property.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all prior art and information known to the Company and any Company Subsidiary and material to the patentability of the Patents included in the Company Registered Intellectual Property, has been disclosed to the relevant Governmental Entity during the prosecution of the Patents included in such Company Registered Intellectual Property in accordance with applicable Laws. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any other Person, has made any untrue statement of a material fact or fraudulent statement or omission to any applicable Governmental Entity regarding any pending or issued Patent claims included in the Company Registered Intellectual Property.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, all current and former employees and consultants who contributed to the discovery or development of any of the subject matter of any Owned Company Intellectual Property did so either (i) within the scope of their employment such that, in accordance with applicable Law, all rights to such developed subject matter became the exclusive property of the Company or a Company Subsidiary or (ii) pursuant to written agreements assigning all rights to such developed subject matter to the Company or a Company Subsidiary. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, assignment documents assigning to the Company or a Company Subsidiary all rights of such employees, contractors and consultants have been duly filed in all relevant Patent offices worldwide for all Patent applications and Patents owned in whole or in part by the Company or any Company Subsidiary. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, each current or former employee, contractor or consultant of the Company or any Company Subsidiary who has developed or had access to any confidential information or Trade Secrets of the Company or any Company Subsidiary has executed and delivered to the Company or the Company Subsidiary written agreements restricting such person’s right to use and disclose such information or Trade Secret of the Company or the Company Subsidiary solely on behalf of the Company and the Company Subsidiaries.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no settlements, injunctions, forbearances to sue, consents, Judgments, orders or similar obligations to which the Company or any Company Subsidiary is party: (i) restrict the use, exploitation, assertion or enforcement of any Company Controlled Intellectual Property anywhere in the world; or (ii) grant third parties any material or exclusive (including field- or territory-limited rights) rights under Company Controlled Intellectual Property, in each of (i) and (ii), other than patent prosecution activities being conducted with respect to pending patent applications before a Governmental Entity in the ordinary course of business.

(j) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the execution of, the delivery of, the consummation of the Merger contemplated by, and the performance of the Company’s and any Company Subsidiary’s obligations under, this Agreement will not result in any: (i) loss, encumbrance on, or impairment of any Company Controlled Intellectual Property, (ii) breach of any license agreement or creation on behalf of any third party the right to terminate or modify any agreement to which the Company or Company Subsidiary is a party and pursuant to which the Company or a Company Subsidiary is authorized or licensed to use any third-party Intellectual Property, (iii) release, disclosure or delivery of any Company Controlled Intellectual Property by or to any escrow agent or other person or (iv) grant, assignment or transfer to any other person of any license or other right or interest under, to or in any of the Company Controlled Intellectual Property other than to Parent or its Affiliates, the Company or a Company Subsidiary as contemplated under this Agreement.

(k) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no government funding nor government, academic or non-profit research facilities or personnel were used, directly or indirectly, to develop or create, in whole or in part, any of the Owned Company Intellectual Property, or, to the knowledge of the Company, any other Company Controlled Intellectual Property, in each case including any developer, inventor or other contributor operating under any grants from any Governmental Entity or agency.

(l) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (i) the IT Systems owned or used by the Company or the Company Subsidiaries (collectively, the “Company Systems”) are lawfully owned, leased or licensed by the Company or Company Subsidiaries, and are reasonably sufficient to conduct their respective businesses as presently conducted, (ii) since January 1, 2023, there have been no failures, breakdowns or other adverse events affecting any Company Systems owned or controlled by the Company or any Company Subsidiary that have caused the substantial disruption or interruption in or to the use of such Company Systems or the conduct of their respective businesses as presently conducted, (iii) to the knowledge of the Company, since January 1, 2023, there have not been any incidents of unauthorized access of the Company Systems, (iv) to the knowledge of the Company, the Company Systems do not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (y) significantly disrupt or adversely affect the functionality or integrity of any Company System, or (z) enable any Person to access without authorization any Company System and (v) to the knowledge of the Company, the Company Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase software, hardware or data.

(m) For purposes of this Agreement:

“Intellectual Property” means all rights, title and interests in and to all intellectual property rights and intangible industrial property rights of every kind and nature, however denominated throughout the world created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (i) patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, provisionals, renewals, substitutions and extensions thereof) and patent applications (“Patents”), (ii) trademarks, trade names, corporate names, trade dress, business names, service marks, brand names, product names, logos, slogans, and other indicia of source or origin, and any applications and registrations (including renewals and extensions) therefor, including any and all goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable, including all software, whether in source code or object code format), copyrights and copyright applications, including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing, (iv) Internet domain names and social media designation, including top-level domain names and global top-level domain names, (v) Trade Secrets, (vi) all royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any of the foregoing, (vii) any and all registrations, applications, recordings, common-law rights, statutory rights and administrative rights relating to any of the foregoing, and (viii) all claims and causes of action, with respect to any of the foregoing, whether accruing before, on or after the date of this Agreement, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but not the obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages, including costs and attorneys’ fees.

“IT Systems” means hardware, servers, databases, software, firmware, networks, telecommunications systems and related infrastructure and technology.

“Trade Secrets” means trade secrets and any other confidential proprietary information not generally known to the public and maintained under secrecy, including ideas, research and development, know-how, formulations of products, drawings, prototypes, models, designs, manufacturing, production and other processes and techniques, schematics, engineering, production and other designs, business methods, customer lists and supplier lists.

SECTION 3.20. Data Privacy and Information Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Since January 1, 2023, the Company and each Company Subsidiary have complied with all applicable (i) Laws, (ii) written contractual obligations and (iii) publicly posted privacy policies to which the Company and each Company Subsidiary is subject, in each case of the foregoing clauses (i) through (iii), that are related to privacy (including the privacy of patient information), data protection or the Processing of Personal Information (collectively, the “Privacy Obligations”). To the knowledge of the Company, (i) neither the Company nor any of the Company Subsidiaries have received written notices or written complaints related any Privacy Obligations, and (ii) no claims (whether by a Governmental Entity or Person) are pending or threatened in writing against the Company or any of the Company Subsidiaries, alleging any violation of Privacy Obligations.

(b) The Company and each Company Subsidiary takes commercially reasonable measures, including by maintaining written policies and procedures and commercially reasonable organizational, physical, administrative and technical safeguards, designed to protect Personal Information Processed by or on behalf of the Company or any Company Subsidiaries against a Security Breach. Since January 1, 2023, to the knowledge of the Company, (i) there have been no Security Breaches of any of the Company Systems and (ii) there have been no disruptions in the Company Systems or, to the knowledge of the Company, any of the IT Systems of such vendors that adversely affected the Company’s or any of the Company Subsidiaries’ business or operations.

(c) The Company and each Company Subsidiary has sufficient rights, permissions and consents necessary to permit the transfer of all Personal Information held by or on behalf of the Company or the Company Subsidiaries to Parent and/or Merger Sub in connection with the Transactions.

(d) To the knowledge of the Company, neither the Company nor any Company Subsidiary is a “Covered Entity” or a “Business Associate” as those terms are defined by HIPAA. Each of the Company and the Company Subsidiaries has taken all commercially reasonable steps to ensure neither the Company nor any Company Subsidiary receives “Protected Health Information” as defined by HIPAA in the ordinary course of business.

SECTION 3.21. Insurance. Section 3.21 of the Company Disclosure Letter sets forth all material insurance policies maintained by or on behalf of the Company or any Company Subsidiary as of the date of this Agreement. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (ii) neither the Company nor any of the Company Subsidiaries is in breach or default under any such insurance policy and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, and (iii) no written notice of cancelation, default, termination, refusal or denial of any coverage, reservation of rights or rejection of any claim has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

SECTION 3.22. Finders or Brokers. No broker, investment banker, financial advisor or finder, other than Goldman Sachs & Co. LLC, Guggenheim Securities, LLC, BofA Securities, Inc. and Allen & Company LLC, the fees, expenses of which will be paid by the Company, is entitled to any fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. Correct and complete copies of all agreements between the Company and Goldman Sachs & Co. LLC, Guggenheim Securities, LLC, BofA Securities, Inc. and Allen & Company LLC, have been delivered to Parent.

SECTION 3.23. Opinions of Financial Advisors. The Company Board (in such capacity) has received (a) the oral opinion of Goldman Sachs & Co. LLC, to be confirmed in writing by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the factors, assumptions, limitations and qualifications and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders and (b) the oral opinion of Guggenheim Securities, LLC, to be confirmed in writing by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the factors , assumptions, limitations and qualifications and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock from a financial point of view. A signed copy of each such written opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement. Such opinion has not been withdrawn, revoked or otherwise modified.

SECTION 3.24. Interested Party Transactions. Neither the Company nor any Company Subsidiary is a party to or bound by any transaction or agreement (other than ordinary course directors’ compensation arrangements or any Company Benefit Plans) with any Affiliate, stockholder that beneficially owns five percent (5%) or more of the outstanding shares of Company Common Stock, or current or former director or executive officer of the Company. To the knowledge of the Company, no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC.

SECTION 3.25. Anti-Corruption. Since January 1, 2023, none of the Company, any Company Subsidiary or any of the Company’s or the Company Subsidiaries’ respective current or former officers, directors or employees or, to the knowledge of the Company, any other Representative acting on behalf of the Company or any Company Subsidiary has (i) violated, to the extent applicable, the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Travel Act, the U.K. Bribery Act 2010, Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other Law, rule or regulation relating to anti-corruption or anti-bribery (the “Anti-Corruption Laws”), (ii) has directly or indirectly offered, promised, provided, or authorized the provision of any money, property, contribution, gift, entertainment or other thing of value to any Person, to influence official action, to secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or policies of their employer, (iii) is the subject of any internal or external investigation, complaint, audit or review process for any actual, alleged or potential violation of the Anti-Corruption Laws, or (iv) has received any notice or other communication (in writing or otherwise) from any Governmental Entity with respect to any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws.

SECTION 3.26. Global Trade Control Laws. (a) None of the Company, any Company Subsidiary, or, to the knowledge of the Company, any director, officer or employee of any of the Company or any Company Subsidiary, is, or since January 1, 2023 has been, (i) a Restricted Party or (ii) majority owned or controlled by a Restricted Party.

(b) The Company and each Company Subsidiary are, and since January 1, 2023 have been, in compliance with all Global Trade Control Laws.

(c) Since January 1, 2023, neither the Company nor any Company Subsidiary has directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in or with any Restricted Market and is not currently doing so. The Company acknowledges that activities under this Agreement will not (i) be in a Restricted Market; (ii) involve individuals ordinarily resident in a Restricted Market; or (iii) include companies, organizations or Governmental Entities from or located in a Restricted Market.

(d) To the knowledge of the Company, since January 1, 2023, neither the Company nor any of its Subsidiaries has been the subject of any investigations, reviews, audits or inquiries by a Governmental Entity related to Global Trade Control Laws, and no such actions are pending or threatened.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01. Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has the requisite corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02. Merger Sub. (a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

SECTION 4.03. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement, performance of their respective obligations hereunder and the consummation by them of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval or adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

SECTION 4.04. No Conflicts; Consents. (a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of the foregoing clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any Foreign Merger Control Law, (ii) the filing with the SEC of (A) the Proxy Statement and (B) such reports under the Securities Act or the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such filings as may be required under the rules and regulations of the New York Stock Exchange, (v) applicable requirements in accordance with foreign qualification, state securities or “blue sky” laws of various states, and (vi) such other items (that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect).

SECTION 4.05. Information Supplied. The information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement on the date filed, mailed, distributed or disseminated, as applicable, to the Company’s stockholders and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. For the avoidance of doubt, Parent and Merger Sub make no representation or warranty with respect to statements made in the Proxy Statement, including any amendments thereof and supplements thereto, based on information furnished by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06. Finders or Brokers. No broker, investment banker, financial advisor or finder is entitled to any fee or commission in connection with the Merger or the other Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates for which the Company would be responsible.

SECTION 4.07. Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. There is no Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.08. Ownership of Company Common Stock. Three (3) years prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any officers, directors, employees, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of the DGCL.

SECTION 4.09. Available Funds. Parent and Merger Sub will have at the Effective Time available funds sufficient to pay all amounts required to consummate the Merger and the other Transactions on the terms contemplated by this Agreement at the Effective Time, including to pay all fees and expenses in connection therewith, to make payments pursuant to Section 2.03 and to perform their respective obligations under this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business of the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to preserve its present relationships with suppliers, licensors, licensees, Governmental Entities and others having material business dealings with it, and maintain its material assets and business organization intact in all material respects; provided that no action by the Company or any of the Company Subsidiaries with respect to matters specifically addressed by Section 5.01(a) through (r) shall be deemed to be a breach of this sentence unless such action would constitute a breach of Section 5.01(a) through (r). In addition, without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly required by this Agreement or required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) (i) declare, set aside, authorize, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (ii) adjust, split, reverse split, subdivide, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options outstanding on the date hereof in order to pay the exercise price of Company Stock Options in accordance with the terms of the applicable award, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options or Company Restricted Stock Awards that are outstanding on the date hereof and in accordance with the terms of the applicable award and (C) the acquisition by the Company of Company Stock Options or Company Restricted Stock Awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards that are outstanding on the date hereof and in accordance with the terms of the applicable award;

(b) issue, grant, deliver, pledge, transfer, dispose of, encumber or sell (or authorize any of the foregoing) any Company Securities, any Company Subsidiary Securities, any Voting Company Debt or any other rights that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of any capital stock or other voting securities or equity interests of the Company or any Company Subsidiary, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or ESPP Purchase Rights, in each case that are outstanding on the date hereof and in accordance with their terms;

(c) amend its certificate of incorporation, by-laws or other comparable organizational documents, or form any new Company Subsidiary;

(d) acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary), if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $2,000,000, in the aggregate;

(e) except as required pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement, (i) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, Company Benefit Plan or any plan, program, policy, practice, agreement or other arrangement that would be a Company Benefit Plan if it had been in existence on the date of this Agreement, (ii) grant to any director, employee or other service provider of the Company or any Company Subsidiary any increase in compensation or benefits, (iii) grant to any director, employee or other service provider of the Company or any Company Subsidiary any increase in severance or termination pay, (iv) enter into any employment, consulting, severance, termination or any other compensatory agreement with any director, employee or other service provider of the Company or any Company Subsidiary, (v) accelerate or take any action to accelerate any rights, compensation or benefits, or the funding thereof, whether under any Company Benefit Plan or otherwise, (vi) hire, engage, promote or terminate (other than for cause) the employment or engagement of any employee or other service provider with annual base compensation in excess of $250,000, (vii) take any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the WARN Act or require notice to employees, or trigger any other obligations or liabilities, under the WARN Act or any similar state, local or foreign Law, (viii) provide any broad-based written communication to the employees of the Company or any Company Subsidiary with respect to the compensation, benefits or other treatment they will receive following the Effective Time unless such communication is approved by Parent in advance of such communication (which approval will not be unreasonably withheld, conditioned or delayed) or (ix) except as may be required by GAAP, materially change the manner in which contributions to broad-based Company Benefit Plans are made or the basis on which such contributions are determined;

(f) make any material change in financial accounting methods, principles or practices, except as may be required by (i) GAAP (or any authoritative interpretation thereof) or (ii) applicable Law, including Regulation S-X under the Securities Act;

(g) sell, transfer, lease (as lessor), license, abandon or otherwise dispose of (including through any “spin-off”), or pledge, assign, exchange, encumber or otherwise subject to any Lien (other than a Permitted Lien), any material properties or assets of the Company and/or the Company Subsidiaries (including Company Controlled Intellectual Property), except (i) sales, leases, licenses or other dispositions of inventory or excess or obsolete properties or assets, (ii) permitting any Company Registered Intellectual Property to expire at the end of its final, non-renewable statutory term or (iii) licenses or sublicenses of non-exclusive rights to Company Intellectual Property in the ordinary course of business consistent with past practice;

(h) (i) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their final, non-renewable terms) any material Owned Company Intellectual Property, (ii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any material registered Owned Company Intellectual Property, (iii) disclose to any Person (other than Representatives of Parent and Merger Sub) any material Trade Secrets, know-how or confidential or proprietary information, except in the ordinary course of business to a Person that is subject to confidentiality obligations or (iv) fail to take or maintain reasonable measures to protect the confidentiality and value of material Trade Secrets included in any of the Company Intellectual Property;

(i) (i) incur, create, assume or otherwise become liable or responsible for, or amend or modify the terms of, any indebtedness for borrowed money, or guarantee any indebtedness of another Person (except for short-term borrowings incurred in the ordinary course of business up to $500,000 in the aggregate), (ii) issue or sell any debt securities of the Company or any Company Subsidiary, including options, warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiary, (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to or in the Company or any Company Subsidiary, (B) any acquisition not in violation of clause (d) above or (C) extensions of trade credit and advances of expenses to employees and consultants in the ordinary course of business consistent with past practice, or (iv) forgive any loans or advances to any officers, employees, directors or other individual service providers of the Company or any Company Subsidiary, or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons in accordance with an employee benefit plan or otherwise, except in the ordinary course of business in connection with relocation activities to any employees of the Company or any Company Subsidiary;

(j) other than in accordance with the Company’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that individually are in excess of $2,000,000 and in the aggregate are in excess of $2,500,000;

(k) (i) make (other than in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (ii) adopt or change any material method of Tax accounting or change any annual Tax accounting period, (iii) file any material amended Tax Return, (iv) other than in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to any claim or assessment with respect to material Taxes, (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) or other agreement with any Tax authority with respect to any material Taxes, (vi) take any action or step which could change such entity’s country of residence for Tax purposes or cause it to be treated as having a branch or permanent establishment in any country other than its country of incorporation, (vii) surrender any right to claim a material Tax refund or (viii) settle or compromise any material Tax liability or any audit, assessment or other Proceeding with respect to Taxes;

(l) extend, renew, terminate, enter into, modify or amend, waive, release or assign any material rights in any Specified Contract or any Contract that, if existing on the date hereof, would have been a Specified Contract, except in the case of any Specified Contract (or any Contract that, if existing on the date hereof, would have been a Specified Contract) of the type solely described in clauses (v), (vi), (viii), (ix) or (xviii) of Section 3.13(a) and not any other clause of Section 3.13(a), in the ordinary course of business consistent with past practice;

(m) settle, release, waive, compromise, assign or resolve, or offer or propose to settle, release, waive, compromise, assign or resolve, any Proceeding involving or against the Company or any of the Company Subsidiaries other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any Company Subsidiary of an amount (net of insurance proceeds) not greater than $500,000 individually or $2,000,000 in the aggregate;

(n) (1) pay, discharge or satisfy any indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than indebtedness incurred by the Company or any wholly owned Company Subsidiary and owed to the Company or any wholly owned Company Subsidiary) or (2) cancel any material indebtedness (individually or in the aggregate) or settle, waive or amend any claims or rights of substantial value;

(o) fail to use commercially reasonable efforts to maintain in effect material insurance policies covering the Company and each Company Subsidiary and their respective properties, assets and businesses;

(p) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(q) enter into any new line of business; or

(r) authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02. No Solicitation. (a) The Company shall not, and shall cause the Company Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and their respective other Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate the making of any inquiry, offer or proposal which constitutes or is reasonably likely to lead to any Company Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any Person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, or grant any waiver or release under any restriction from making a Company Takeover Proposal; provided, that notwithstanding the foregoing, the Company and its Representatives may inform a Person that has made a Company Takeover Proposal of the terms of this Section 5.02. It is agreed that any violation of the restrictions on the Company or the Company Board or any committee thereof set forth in this Section 5.02 by any Representative of the Company or any of the Company Subsidiaries, in each case, acting in its authorized capacity on behalf of the Company or any of the Company Subsidiaries, shall be a breach of this Section 5.02(a) by the Company.

(b) The Company shall, and shall cause the Company Subsidiaries and its and their respective directors and officers to, and shall use reasonable best efforts to cause its and their respective other Representatives to, immediately (i) cease and terminate all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal and (ii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. The Company will promptly (but in no event later than three (3) business days after the date of this Agreement) request that (x) each Person that has executed a confidentiality agreement on or after January 30, 2025 in connection with a potential Company Takeover Proposal that remains in effect, and (y) each other Person that has executed a confidentiality agreement in connection with a potential Company Takeover Proposal that remains in effect, which Person the Company has discussed a potential Company Takeover Proposal with or received a Company Takeover Proposal from, in each case on or after January 30, 2025, return (or destroy, to the extent permitted by the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any Company Subsidiary.

(c) Notwithstanding anything to the contrary contained in Section 5.02(a) or 5.02(b) or any other provision of this Agreement, at any time prior to obtaining the Company Stockholder Approval, (x) the Company may contact the Person making any Company Takeover Proposal solely to clarify the terms and conditions thereof or request that any Company Takeover Proposal made orally be made in writing and (y) in response to a bona fide written Company Takeover Proposal that did not result from a material breach of Section 5.02(a) and that the Company Board or a committee thereof acting with the full authority of the Company Board thereof reasonably determines, in good faith, after consultation with its outside counsel and financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal and in respect of which the failure to take such action would be, or would reasonably likely to be, inconsistent with its fiduciary duties under applicable Law (a “Qualifying Company Takeover Proposal”), the Company may (A) furnish information with respect to the Company to the Person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company also provides Parent, prior to or within twenty-four (24) hours following the time such information is provided or made available to such Person, in accordance with the terms of the Confidentiality Agreement, any non-public information furnished to such other Person which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Company Takeover Proposal.

(d) The Company shall as promptly as reasonably practicable (and in any event within forty-eight (48) hours after knowledge of receipt by an executive officer or director of the Company) advise Parent of (i) any Company Takeover Proposal or (ii) any inquiry or request for discussions, negotiations or non-public information with respect to or that would reasonably be expected to lead to any Company Takeover Proposal. The Company will provide Parent promptly (and in any event within such forty-eight (48)-hour period) with the identity of the Person making any such Company Takeover Proposal, inquiry or request and a correct and complete copy of such Company Takeover Proposal, inquiry or request (or, where such Company Takeover Proposal is not in writing, a description of the material terms and conditions of such Company Takeover Proposal, inquiry or request, including any modifications thereto). The Company shall keep Parent reasonably informed of the status (and in any event no later than forty-eight (48) hours after the occurrence of any material changes, developments, discussions or negotiations) of any such Company Takeover Proposal, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any draft documentation. Without limiting the foregoing, the Company will promptly (and in any event within forty-eight (48) hours) notify Parent if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Takeover Proposal. The Company will not, and will cause each Company Subsidiary not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent. The Company (A) will not, and will cause each Company Subsidiary not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any Company Subsidiary is or becomes a party, and (B) will, and will cause each Company Subsidiary to, use reasonable best efforts to enforce any such agreement, in each case, unless the Company Board or a committee thereof acting with the full authority of the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be, or would be reasonably likely to be, inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, in which event the Company may take the actions described in the foregoing clauses (A) and (B) solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board, a Company Takeover Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.02. The Company will promptly provide to Parent any non-public information concerning the Company or any Company Subsidiary provided or made available in accordance with this Section 5.02(d) which was not previously provided or made available to Parent.

(e) Neither the Company Board nor any committee thereof shall (i) (A) withdraw, amend, change, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, amend, change, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (B) fail to make the Company Board Recommendation in the Proxy Statement, (C) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal or resolve or agree to take any such action, (D) if a Company Takeover Proposal has been publicly disclosed, fail to publicly recommend against such Company Takeover Proposal within ten (10) business days of the request of Parent and fail to publicly reaffirm the Company Board Recommendation within such ten (10)-business day period upon such request (it being understood that neither the Company Board nor any committee thereof shall have any obligation to make such recommendation and reaffirmation on more than one (1) occasion with respect to such Company Takeover Proposal absent a material change to such Company Takeover Proposal), or (E) fail to recommend against a tender or exchange offer related to a Company

Takeover Proposal in any position taken in accordance with Rules 14d-9 and 14e-2 promulgated under the Exchange Act (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.02), or resolve, agree or publicly propose to take any such action. Notwithstanding any other provision of this Agreement, prior to the date on which the Company Stockholder Approval is obtained, if the Company Board determines, in good faith, after consultation with its outside counsel and financial advisor that such Company Takeover Proposal constitutes a Superior Company Proposal after giving effect to all of the adjustments of this Agreement that are offered in writing by Parent during the Notice Period, the Company Board or a committee thereof acting with the full authority of the Company Board may, if it determines in good faith, after consultation with its outside counsel, that failure to take such action would be, or would be reasonably likely to be, inconsistent with its fiduciary duties under applicable Law (A) make an Adverse Recommendation Change or (B) solely if such Company Takeover Proposal did not result from a material breach of Section 5.02(a), terminate this Agreement pursuant to Section 8.01(f) in accordance with Section 8.05(b) to enter into a definitive agreement with respect to such Superior Company Proposal; provided, further, that the Company Board may not effect a change of its recommendation in accordance with clause (A) above or terminate this Agreement in accordance with clause (B) above unless (I) the Company has provided prior written notice to Parent, at least four (4) business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Company Proposal, which notice will specify the material terms and conditions of any such Superior Company Proposal (including the identity of the party making such Superior Company Proposal), and has contemporaneously provided a correct and complete copy of the proposed agreement with respect to such Superior Company Proposal, (II) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect to such Superior Company Proposal, the Company has, and has caused its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent requests to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Takeover Proposal ceases to constitute a Superior Company Proposal and (III) following any negotiation described in clause (IV) above, the Company Board or a committee thereof acting with the full authority of the Company Board concludes in good faith, after consultation with its outside counsel and financial advisor, that such Company Takeover Proposal continues to constitute a Superior Company Proposal. In the event of any material revisions to the Superior Company Proposal after the start of the Notice Period, the Company is required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02(e) with respect to such new written notice, and the Notice Period will be deemed to have recommenced on the date of such new notice, except that the references to four (4) business days will be deemed two (2) business days. Any Adverse Recommendation Change will not change the approval of the Company Board for purposes of causing any state takeover statute or other Law to be inapplicable to the transactions contemplated hereby.

(f) Notwithstanding any other provision of this Agreement, the Company Board may make an Adverse Recommendation Change in response to an Intervening Event if the Company Board or a committee thereof acting with the full authority of the Company Board has concluded in good faith, after consultation with its outside counsel, that failure to make an Adverse Recommendation Change on account of the Intervening Event would be, or would be reasonably likely to be, inconsistent with its fiduciary duties; provided, however, that the Company Board will not make an Adverse Recommendation Change unless the Company has (i) provided to Parent at least four (4) business days’ prior written notice advising Parent that the Company Board intends to take such action and specifying the Company Intervening Event in reasonable detail and (ii) during such four (4)-business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need or reason for the Adverse Recommendation Change.

(g) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (including any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) or (ii) making any disclosure to its stockholders if the Company Board or a committee thereof acting with the full authority of the Company Board determines, in good faith, after consultation with outside counsel, is required by applicable Law; provided that this Section 5.02(g) will not be deemed to permit the Company Board to make an Adverse Recommendation Change, except to the extent permitted by Section 5.02(e) and Section 5.02(f) (it being understood that any disclosure of information to the Company’s stockholders that solely (i) describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and (ii) contains a statement reaffirming the Company Board Recommendation shall not be deemed to be an Adverse Recommendation Change).

(h) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain a “standstill” or similar obligation to the extent that Parent is, in writing delivered to Parent no later than concurrently with the entry by the Company or any Company Subsidiary into such confidentiality agreement, released from any “standstill” or other similar obligation in the Confidentiality Agreement.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to or that is reasonably expected to lead to, in a single transaction or a series of transactions, (i) any direct or indirect acquisition, purchase, sale, license, lease or other disposition of (A) twenty percent (20%) or more (based on the fair market value thereof, as determined in good faith by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole or assets to which twenty percent (20%) or more of the revenues, earnings or assets of Company and Company Subsidiaries, taken as a whole and on a consolidated basis, are attributable, or (B) twenty percent (20)% or more of the aggregate voting power of the capital stock of the Company or any Company Subsidiary or any resulting parent company of the Company or any Company

Subsidiary, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the equityholders of any Person) owning, directly or indirectly, twenty percent (20)% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions, or (iii) any combination of the foregoing.

“Intervening Event” means a material event, fact, circumstance, development, occurrence or change not known to or reasonably foreseeable by the Company Board at the time the Company Board initially resolved to make the Company Board Recommendation (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable), which event, fact, circumstance, development, occurrence or change becomes known to the Company Board prior to the date on which the Company Stockholder Approval is obtained, other than (i) changes in the market price or trading volume of Company Common Stock or the fact that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period (however, the underlying reasons for such changes or fact shall not be excluded by this clause (i)), or (ii) any Company Takeover Proposal.

“Superior Company Proposal” means any bona fide, unsolicited written Company Takeover Proposal that if consummated would result in a Person or group (or the equityholders of any Person) owning, directly or indirectly, (a) fifty percent (50%) or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (b) fifty percent (50%) or more (based on the fair market value thereof, as determined in good faith by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, (i) on terms which the Company Board determines, in good faith, after consultation with its outside counsel and financial advisor, would result in greater value to the stockholders of the Company from a financial point of view than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (taking into account amendments and modifications to this Agreement proposed by Parent pursuant to Section 5.02(e)) and (ii) that, relative to the Transactions, is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

Wherever the term “group” is used in this Section 5.02(h), it is used as defined in Rule 13d-5 under the Exchange Act.

ARTICLE VI

Additional Agreements

SECTION 6.01. Approval of the Merger. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement.

SECTION 6.02. Access to Information; Confidentiality. Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access solely for the purpose of consummating the Transactions or integration planning purposes, during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the Effective Time to all their respective properties, books and records and Contracts and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent all information concerning its business, assets, operations and properties, and provide access to its personnel, as Parent may reasonably request; provided, however, that Parent shall reimburse the Company for any reasonable out-of-pocket expenses incurred by the Company or any Company Subsidiary arising out of affording any such access, furnishing any such information and providing such access, and no investigation by Parent will diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement. Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent the Company determines in good faith that affording such access or furnishing such information would: (i) result in the disclosure of Trade Secrets of third parties, (ii) jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries or (iii) violate applicable Law; provided that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without jeopardizing such attorney-client privilege, violating applicable Law or resulting in such disclosure, as applicable, provided, further, that information will be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable antitrust Laws. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality letter agreement, dated April 22, 2024, between the Company and Parent (as amended from time to time, the “Confidentiality Agreement”).

SECTION 6.03. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall, and shall cause their respective subsidiaries to, cooperate in good faith and use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as expeditiously as possible, and in any event prior to the Initial Outside Date, the Merger and the other Transactions, including (i) the obtaining of approvals or clearances required under or in connection with the HSR Act and any Foreign Merger Control Law, and enabling all waiting periods under the HSR Act and any Foreign Merger Control Law to terminate or expire and (ii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties agree that Parent, Merger Sub or any other subsidiary of Parent shall not be required to: (A) agree to conditions imposed by any Governmental Entity or propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of the Company, any of the Company Subsidiaries, Parent or any subsidiary of Parent, (B) accept any operational restrictions, or otherwise propose, negotiate, take or commit to take actions that limit any of the Company’s or the Company Subsidiaries’ freedom of action with respect to, or Parent’s ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of the Company or any of the Company Subsidiaries, (C) undertake or enter into agreements with any Governmental Entity or agree to the entry of an order by any Governmental Entity, (D) commit to terminate, amend or replace any existing relationships and contractual rights and obligations of the Parent, the Company, the Surviving Corporation or any other subsidiary of Parent or the Company, (E) terminate any relevant venture or other arrangement of the Parent, the Company, the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation, or (F) effectuate any other change or restructuring of the Parent, the Company, the Surviving Corporation or any subsidiary of Parent or the Company. The Company shall not, and shall cause the Company Subsidiaries not to, take any of the foregoing actions in clauses (A) through (F) with respect to the Company or any Company Subsidiary unless consented to in writing by Parent; provided that the Company shall, and shall cause each Company Subsidiary to, undertake such actions if requested by Parent if the effectiveness of such action is conditioned upon the occurrence of the Closing. In addition and without limiting the foregoing, the Company and the Company Board shall (I) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (II) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement. Notwithstanding the foregoing, neither the Company, Parent or Merger Sub shall be required to commit to or agree with any Governmental Entity to any amendments or modifications to any of the terms of this Agreement. Nothing in this Section 6.03 will apply to or restrict communications or other actions by Parent, any subsidiary of Parent, the Company or any Company Subsidiary with or with respect to Governmental Entities in connection with their respective businesses in the ordinary course of business.

(b) Without limiting the generality of the parties’ obligations under Section 6.03(a), and in furtherance thereof, Parent and the Company shall, in consultation and cooperation with the other, (i) file, within thirty (30) business days after the date of this Agreement, with the United States Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) the Notification and Report form, if required under the HSR Act for the Merger or any of the other Transactions and (ii) file, as promptly as reasonably practicable, draft or final form notifications, filings or briefing papers as required or advisable by or under any Foreign Merger Control Law. Each of Parent and the Company will cause all documents that it is responsible to file to comply substantially with the requirements of the HSR Act or the applicable Foreign Merger Control Law, as the case may be. Each of Parent and the Company shall (i) promptly furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Merger Control Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any substantive meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate with one another in the filing of, and consider the views of one another in connection with the form and content of, any substantive memoranda, white papers, filings, material correspondence or other material written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, material correspondence and material communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, (iv) use reasonable best efforts to comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Merger or any of the other Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Merger Control Law, as the case may be. Each party will bear its own costs of preparing its own pre-merger notifications and similar filings and notices in other jurisdictions and related expenses incurred to obtain all required regulatory approvals under the HSR Act or any applicable Foreign Merger Control Law; provided that Parent shall bear all filing fees payable by Parent or any of its affiliates or the Company or any of its affiliates for the filings required under the HSR Act or any applicable Foreign Merger Control Law. Notwithstanding the foregoing or anything in this Agreement to the contrary, Parent will, on behalf of the parties, determine and control strategy for dealing with any Governmental Entity in respect of obtaining or concluding the required approval for the Transactions from such Governmental Entity, and, to the extent permissible, the Company shall, and shall cause its subsidiaries to act consistently with such strategy; provided that Parent will consult in advance with, and consider in good faith the views of, the Company in respect of obtaining regulatory approvals under the HSR Act or any applicable Foreign Merger Control Law. Notwithstanding the foregoing sentence, the parties agree not to (A) extend, directly or indirectly, any waiting period under the HSR Act or any Foreign Merger Control Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger or any of the other Transactions or (B) pull and refile any filing made under the HSR Act or any Foreign Merger Control Law, in the case of each of the foregoing clauses (A) and (B), except with the prior written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed; provided that Parent may, without the consent of the Company, voluntarily withdraw its notification under the HSR Act on one occasion so long as Parent refiles its HSR Act notification within two (2) business days after such withdrawal (unless otherwise agreed by the parties hereto).

(c) Notwithstanding any other requirement in this Section 6.03, where a party (a “Disclosing Party”) is required under this Section 6.03 to provide information to another party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other restricted information only to antitrust counsel of the Receiving Party; provided that the Disclosing Party also provides to the Receiving Party upon request of the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

(d) If, prior to the Effective Time, a merger control inquiry is initiated by a Governmental Entity other than a Governmental Entity listed in Section 7.01(a), approval in that jurisdiction, or confirmation that the inquiry has ended, will be deemed a condition precedent to the completion of the Merger under Section 7.01(a).

(e) The Company will use its commercially reasonable efforts to obtain any consent, approval or waiver, or give any notice, with respect to the Contracts listed on Section 6.03(e) of the Company Disclosure Letter, in each case to the extent reasonably requested by Parent; provided, that the failure to obtain any such consent, approval or waiver, or to give such notice, shall not constitute a breach of covenant or agreement for all purposes of this Agreement, including Section 7.03(b).

(f) Each party hereto will deliver prompt notice to the other parties hereto of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which both (A) is materially adverse to the Company and the Company Subsidiaries, taken as a whole, and (B) would cause any representation or warranty made in this Agreement by such party to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, (ii) the occurrence any condition set forth in Section 7.01, Section 7.02 and Section 7.03 that is unsatisfied at any time between the date of this Agreement and the Effective Time, and (iii) any material failure of such party or any of its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of such party, the conditions to the obligations of the other parties under this Agreement or the remedies available to a party receiving such notification. Without limiting the foregoing, the Company will promptly after it has notice of any of the following notify Parent of (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, or (B) any notice or other communication from any Governmental Entity in connection with the Transactions.

(g) In addition and without limiting the foregoing, Parent shall not, and shall cause its affiliates not to, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any Person that would reasonably be expected to prevent or materially delay the consummation of the

Transactions by the Initial Outside Date or make materially more difficult the satisfaction of the conditions set forth in Section 7.01(a) or Section 7.01(b) by the Initial Outside Date. Nothing in this Section 6.03 will apply to or restrict communications or other actions by Parent, any subsidiary of Parent, the Company or any Company Subsidiary with or with respect to Governmental Entities in connection with their respective businesses in the ordinary course of business.

SECTION 6.04. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Continuing Company Employee”) for so long as such individual remains so employed, (i) annual base salary or base wage that is no less favorable than that provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (ii) cash incentive opportunities that are no less favorable than those provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (iii) target equity compensation or long-term incentive opportunities that are no less favorable than those provided by Parent or its affiliates to similarly situated employees, (iv) severance benefits that are no less favorable than those provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time or as set forth in Section 6.04(a) of the Company Disclosure Letter and (v) other employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time. Nothing in this Section 6.04 or elsewhere in this Agreement shall be construed to create a right in any Continuing Company Employee to employment with Parent or the Surviving Corporation.

(b) Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or a “change of control” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(c) With respect to all compensation and benefit plans, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective subsidiaries (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, level of benefits and vesting, each Continuing Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of its subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits and that Parent and its affiliates shall not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, postretirement welfare plan or any plan under which similarly situated employees of Parent and its affiliates do not receive credit for prior service or that is grandfathered or frozen.

(d) With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Continuing Company Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Continuing Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(e) The provisions of this Section 6.04 are solely for the benefit of the parties to this Agreement, and no Continuing Company Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.04 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or any employee program or any plan or arrangement of Parent or any of its subsidiaries. Nothing herein shall be construed as an amendment to any Company Benefit Plan or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 6.05. Indemnification. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer or employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries set forth on Section 6.05(a) of the Company Disclosure Letter, in each case as in effect as of the date hereof, (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions for the period beginning as of the Effective Time and ending six (6) years from the Effective Time and (iv) shall not, except as may be required by Law, be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for the period beginning as of the Effective Time and ending six (6) years from the Effective Time. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 6.05(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, and in each case pertaining to matters pending, existing or occurring at or prior to the Effective Time, whether in any case asserted or arising before or after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of appropriate undertakings in favor of Parent and/or the Surviving Corporation to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under this Section 6.05(b)), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding. Parent and the Surviving Corporation shall at their own expense cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided that Parent and the Surviving Corporation shall be entitled to control and appoint lead counsel for such defense. Parent’s and the Surviving Corporation’s obligations under this Section 6.05(b) shall continue in full force and effect for the period beginning as of the Effective Time and ending six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c) The Company, with Parent’s prior written consent, may obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning as of the Effective Time and ending six (6) years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided, however, that the maximum aggregate annual premium for such “tail” insurance policies for any such year shall not exceed the maximum aggregate annual premium contemplated by the second succeeding sentence. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term (but in any event shall not be required to cause such policies to be maintained for any period more than six (6) years from the Effective Time), and cause all obligations thereunder to be honored by the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, Parent shall either purchase such “tail” insurance policies or, for the period beginning upon as of the Effective Time and ending six (6) years from the Effective Time, cause the Existing D&O Policies to be maintained in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions occurring at or prior to the Effective Time); provided, however, that, in any case, neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of three hundred percent (300%) of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies; provided, further, that if the aggregate annual premium of such insurance coverage exceeds such amount, the Surviving Corporation shall be obligated to obtain the most advantageous policy (in Parent’s good faith discretion) available for an aggregate annual premium not exceeding such amount; and provided, further, that Parent or the Surviving Corporation may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, in the aggregate, no less favorable to any Indemnified Party.

(d) In the event that (i) the Surviving Corporation or any of its respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.05.

(e) The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.05 applies without the consent of such affected Indemnified Party. The provisions of this Section 6.05 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f) Parent shall pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.05.

SECTION 6.06. Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange and except as contemplated, permitted or required by Section 5.02. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, without prior consent of the other parties hereto, each party hereto may (a) disseminate information substantially similar to information included in a press release or other document previously approved for public distribution by the other parties hereto; and (b) communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in a manner consistent with its past practice and in compliance with applicable Law.

SECTION 6.07. Stockholder Litigation. Prior to the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent of any Proceeding commenced or, to the knowledge of the Company, threatened, by or on behalf of one or more stockholders of the Company against the Company or its directors, officers or affiliates relating to any Transaction and shall keep Parent promptly and reasonably informed regarding any such Proceeding, will consult with Parent with respect to the defense or settlement of any such Proceedings and will consider Parent’s views with respect to such Proceedings; provided, however, that the Company shall control the defense of such litigation and this Section 6.07 shall not give Parent the right to direct such defense; and provided, further, that no settlement of any such Proceeding shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 6.08. Rule 16b-3 Matters. The Company shall take all action, prior to the Effective Time, as may be required or advisable to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with this Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 6.09. Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement.

SECTION 6.10. Proxy Statement. The Company will, as soon as practicable following the date of this Agreement and in any event within ten (10) business days, prepare and file with the SEC the Proxy Statement in preliminary form, and the Company will use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, including correcting any information that has become false or misleading in any material respect, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions, or changes thereto suggested by Parent and its counsel. The Company shall (i) commence mailing the Proxy Statement to the Company’s stockholders as promptly as practicable after filing with the SEC, and, in any event, either (a) the first (1st) business day after the date that is ten (10) calendar days after filing the Proxy Statement in preliminary form if, prior to such date, the SEC does not provide comments or indicates that it does not plan to provide comments or (b) within three (3) business days of being informed by the SEC staff that it has no further comments on the document, and (ii) take all necessary action, including establishing a record date and completing a broker search pursuant to Section 14a-13 of the Exchange Act, to permit the foregoing. Subject to the terms and conditions of this Agreement, the Proxy Statement will include the Company Board Recommendation.

SECTION 6.11. Stockholders Meeting. The Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval and, absent an Adverse Recommendation Change made in accordance with Section 5.02, will use its reasonable best efforts to solicit approval of this Agreement. The Company will schedule the Company Stockholders Meeting to be held within thirty (30) calendar days of the initial mailing of the Proxy Statement and, if there are not sufficient affirmative votes represented in person or by proxy at such meeting to adopt this Agreement, will adjourn the Company Stockholders Meeting and reconvene the Company Stockholders Meeting at the earliest practicable date on which the Company Board reasonably expects to have sufficient affirmative votes to adopt this Agreement; provided that, without Parent’s prior consent, the Company shall not adjourn the Company Stockholders Meeting more than fifteen (15) calendar days past the originally scheduled date.

SECTION 6.12. Nasdaq; Post-Closing SEC Reports. Prior to the Effective Time, the Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws and rules and policies of the Nasdaq Stock Market to delist the Company Common Stock from the Nasdaq Stock Exchange and terminate the registration of the Company Common Stock under the Exchange Act promptly after the Effective Time. Parent will use reasonable best efforts to cause the Surviving Corporation to file with the SEC (a) a Form 25 on the Closing Date and (b) a Form 15 on the first (1st) business day that is at least ten (10) calendar days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Surviving Corporation is reasonably likely to be required to file any reports in accordance with the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company in accordance with this Section 6.12 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Laws.

SECTION 6.13. Director Resignations. Prior to the Effective Time, the Company will use its reasonable best efforts to cause each director of the Company and each Company Subsidiary to execute and deliver a letter effectuating such director’s resignation, effective as of the Effective Time, as a director of the Company or such Company Subsidiary, as applicable.

SECTION 6.14. CVR Agreement. As promptly as practicable after the date of this Agreement and, in any event, at or prior to the Effective Time, Parent shall authorize and duly adopt, execute and deliver, and will ensure that a duly qualified Rights Agent executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent and agreed to by Parent and the Company (such agreement not to be unreasonably withheld, conditioned or delayed). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

SECTION 6.15. Specified Matters. The Parties agree to the matters set forth on Section 6.15 of the Company Disclosure Letter.

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01. Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Antitrust Clearance. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) any approvals or clearances applicable to the Merger as set forth in Section 7.01(a) of the Company Disclosure Letter, will have expired, been terminated or obtained, as applicable.

(b) No Legal Restraints. No Judgment issued by any court of competent jurisdiction or Law enacted by any Governmental Entity (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(c) Stockholder Approval. The Company Stockholder Approval shall been duly obtained in accordance with applicable Law, the Company Charter and the Company By-laws at the Company Stockholder Meeting.

SECTION 7.02. Additional Conditions to the Obligations of Parent and Merger Sub. The respective obligation of Parent and Merger to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of the Company contained in this Agreement, other than those set forth in Section 3.01 (first sentence only), Section 3.02, Section 3.04, Section 3.05(a)(i)(x) and Section 3.22, are true and correct, without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect,” as of the date of this Agreement and as of the Effective Time as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except where the failure to be so true and correct has not had, or would not reasonably be expected to have, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.01(first sentence only), Section 3.02(b) through Section 3.02(e), Section 3.04, Section 3.05(a)(i)(x), and Section 3.22 are true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date); and (iii) the representations and warranties of the Company contained in Section 3.02(a) are true and correct in all respects, as of the date of this Agreement and as of the Effective Time as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), subject only to de minimis inaccuracies.

(b) Performance of Obligations of the Company. The Company will have performed and complied with, in all material respects, its agreements, obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d) Closing Certificate. The Company will have furnished Parent with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

SECTION 7.03. Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of Parent and Merger Sub contained in Section 4.01 and Section 4.03 are true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date); and (ii) each of the other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement are true and correct, without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Parent Material Adverse Effect,” as of the date of this Agreement and as of the Effective Time as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except where the failure to be so true and correct has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub will have performed in all material respects the covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Closing Certificate. Parent and Merger Sub will have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by a duly appointed officer of Parent to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

SECTION 7.04. Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was primarily caused by Parent’s or Merger Sub’s material breach of any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was primarily caused by its material breach of any of its obligations under this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Effective Time has not occurred on or before March 21, 2026 (the “Initial Outside Date”, and as may be extended pursuant to this Section 8.01(b)(i), the “Outside Date”); provided, however, that (x) if, on the date is the third (3rd) business day prior to the Initial Outside Date, one or both of the conditions set forth in Section 7.01(a) and Section 7.01(b) (if the Judgment that has caused such condition to not be satisfied relates to the HSR Act and any Foreign Merger Control Law) shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions shall be capable of being satisfied on such date), then the Initial Outside Date shall automatically be extended to June 21, 2026 and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to a party if the failure to consummate the Merger by the Initial Outside Date or the Outside Date, as the case may be, is proximately caused by a material breach of this Agreement by such party (treating Parent and Merger Sub as one party for this purpose); or

(ii) if any Legal Restraint permanently preventing or prohibiting consummation of the Merger shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to a party (treating Parent and Merger Sub as one party for this purpose) whose action or failure to fulfill any obligation under this Agreement has been the principal cause of such Legal Restraint or the failure to remove such Legal Restraint;

(c) by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants, in each case, contained in this Agreement, (i) such that a condition set forth in Section 7.02(a) or Section 7.02(b) would not be then satisfied, measured as of the time Parent asserts a right of termination under this Section 8.01(c), and (ii) such breach or failure to perform cannot be cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days after the giving of written notice to the Company of such breach or failure to perform and (y) the Outside Date (provided that Parent and Merger Sub are not then in breach of any representation, warranty or covenant contained in this Agreement, which breach would result in a failure of a condition set forth in Section 7.01 or Section 7.03);

(d) by Parent, if at any time prior to the Company Stockholders Meeting, an Adverse Recommendation Change has occurred;

(e) by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants, in each case, contained in this Agreement, (i) such that a condition set forth in Section 7.03(a) or Section 7.03(b) would not be then satisfied, measured as of the time the Company asserts a right of termination under this Section 8.01(e), and (ii) such breach or failure to perform cannot be cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty or covenant contained in this Agreement, which breach would result in a failure of a condition set forth in Section 7.01 or Section 7.02);

(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, in accordance with Section 8.05(b); or

(g) by Parent or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.01(g) will not be available to any party whose material breach of this Agreement has primarily caused, or primarily resulted in, the failure to obtain the Company Stockholder Approval.

SECTION 8.02. Effect of Termination. (a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from fraud or the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement), other than the last sentence of Section 6.02, this Section 8.02 and Article IX, which provisions shall survive such termination. For purposes of this agreement, a “willful and material breach” means a material breach of, or a material failure to perform, any representation, warranty or covenant set forth in this Agreement, in each case that is the consequence of an intentional act or intentional omission by a party with the actual knowledge that the taking of such act or failure to take such act would result in such material breach of this or material failure to perform.

(b) In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.01(f);

(ii) Parent terminates this Agreement pursuant to Section 8.01(d); or

(iii) (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Company Takeover Proposal is made or communicated to the Company Board or publicly proposed or publicly announced and has not, in any case, been withdrawn, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), Section 8.01(c) or Section 8.01(g), and (C) within twelve (12) months of such termination (1) the transactions contemplated by a Company Takeover Proposal are consummated or (2) the Company enters into a definitive agreement to consummate the transactions contemplated by a Company Takeover Proposal and such transactions are subsequently consummated (whether during or after such twelve (12)-month period), then the Company shall pay (or cause to be paid) to Parent a fee of $190,000,000 (the “Company Termination Fee”). For purposes of this Section 8.02(b), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(h), except that all references to twenty percent (20%) in such definition shall be deemed references to fifty percent (50%). Any fee due under this Section 8.02(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of the foregoing clause (i), prior to or simultaneously with such termination of this Agreement, (2) in the case of the foregoing clause (ii), within two (2) business days after the date of such termination of this Agreement and (3) in the case of the foregoing clause (iii), upon signing a definitive agreement for a transaction relating to a Company Takeover Proposal (or, if earlier, the consummation of the transactions contemplated by a Company Takeover Proposal). The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Except in the case of fraud or the willful and material breach by the Company of any representation, warranty or covenant set forth in this Agreement, (x) payment of the Company Termination Fee described in this Section 8.02 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and (y) upon payment of the Company Termination Fee, none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. If the Company fails to promptly make any payment required in accordance with this Section 8.02(c), the Company will indemnify Parent for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with pursuing such payment and will pay interest on the amount of the payment at the prime rate of Bank of America (or its successors or assigns) in effect on the date the payment was payable in accordance with this Section 8.02(c).

SECTION 8.03. Fees and Expenses. Except as set forth in Section 6.02, Section 6.03(b), Section 6.05 and Section 8.02, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 8.04. Amendment; Extension; Waiver. (a) At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement (treating Parent and Merger Sub as one party for this purpose).

Notwithstanding the foregoing, after the receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the Nasdaq Stock Market require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company.

(b) This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. (a) A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the stockholders of the Company.

(b) The Company may terminate this Agreement pursuant to Section 8.01(f) only if (i) the Company Board authorizes the Company to enter into a definitive written agreement constituting a Superior Company Proposal and immediately following such termination, the Company enters into a binding definitive agreement for such Superior Company Proposal, (ii) the Company has complied in all material respects with Section 5.02, including its obligations under Section 5.02(e) in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 8.02 that is payable if this Agreement is terminated pursuant to Section 8.01(f).

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given, (x) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (y) when delivered, if delivered personally to the intended recipient, and (z) one (1) business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Pfizer Inc.

66 Hudson Boulevard East

New York, New York, 10001

Attention: Douglas Lankler, Chief Legal Officer

Email:    [**********]

with copies to:

Pfizer Inc.

66 Hudson Boulevard East

New York, NY 10001

Attention:   Alison L. M. O’Neill, Chief Counsel, Strategic Transactions

Email:   [**********]

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   David K. Lam

      Steven R. Green

Email:    [**********]

      [**********]

(b) if to the Company, to:

Metsera, Inc.

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Attention:  General Counsel

Email:    [**********]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:  Scott A. Barshay

      Benjamin Goodchild

Email:   [**********]

      [**********]

SECTION 9.03. Definitions. For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Book-Entry Shares” means shares of Company Common Stock held in the Direct Registration System.

A “business day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Company Equity Awards” means, collectively, the Company Stock Options and Company Restricted Stock Awards.

“Company ESPP” means the Company’s 2025 Employee Stock Purchase Plan.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, effect or occurrence that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent the consummation of, or materially impair the ability of the Company to consummate, the Merger by the Outside Date; provided, however, that, in the case of clause (i), no change, event, condition, development, circumstance, effect or occurrence resulting from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in economic, business and financial conditions generally affecting the biopharmaceutical industry, (B) changes in general economic or regulatory, legislative or political conditions (including the imposition of new or increased trade restrictions, tariffs or trade policies) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world, (C) changes after the date hereof in applicable Law or GAAP (or the authoritative interpretation thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyber-terrorism or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyber-terrorism or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or manmade disaster, (F) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the public announcement or performance of any of the Transactions (including as to the identity of Parent or Merger Sub as the acquiror of the Company and any stockholder (direct or derivative) Proceeding in respect of this Agreement or any of the Transactions), actions expressly required to be taken by the covenants contained in this

Agreement (excluding the Company operating in the ordinary course of business) and any loss of or change in relationship, contractual or otherwise, with any customer, supplier, vendor, licensor, licensee, distributor, Governmental Entity, investor or other business partner, or departure of any employee or officer, of the Company or any of the Company Subsidiaries to the extent resulting from or arising in connection with such announcement or performance (provided that this clause (G) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the announcement or performance of this Agreement or the consummation of the Transactions), (H) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request or with Parent’s written consent or that is expressly required by this Agreement, (I) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or authoritative interpretations thereof and (J) the matters set forth on Section 9.03(a) of the Company Disclosure Letter, except in the case of clause (A), (B), (C), (D), (E) or (I), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Product” means MET-097i, MET-097o, MET-224o, MET-233i and MET 233i/097i combination.

“Contract” means any contract, lease, license, indenture, note, bond, loan, agreement, concession, subcontract, purchase order, franchise or other binding instrument, in each case, whether written or oral.

“COVID-19” means the COVID-19 pandemic, including any evolutions, mutations or variants of SARS-CoV-2 or the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure, sequestration, safety or similar Law, directive, restriction, guideline, response or recommendation of or promulgated by any Governmental Entity or public health authority, including the Centers for Disease Control and Prevention and the World Health Organization, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended, in each case, in connection with or in response to COVID-19 or any other related global or regional epidemic, pandemic or disease outbreak.

“CVR Agreement” means the Contingent Value Rights Agreement between Parent and the Rights Agent, in substantially the form attached hereto as Exhibit B (subject to changes permitted by Section 6.14).

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“Drug Laws” means (a) statutes, laws, ordinances, rules, regulations and administrative policies enforced by the FDA and Centers for Medicare & Medicaid Services and comparable foreign Governmental Entities; (b) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes; (c) the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§ 669, 1035, 1347 and 1518; 42 U.S.C. § 1320d et seq.) and the regulations promulgated thereunder, including the Omnibus Rule effective March 26, 2013 (78 Fed. Rg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the U.S. Department of Health and Human Services (collectively, “HIPAA”); (d) Titles XVIII (42 U.S.C. § 1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder; (e) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. § 1395w-101 et seq.) and the regulations promulgated thereunder; (f) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder; (g) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, and any state drug price transparency or reporting statutes; (h) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq.; and all regulations, agency guidance or similar legal requirements promulgated thereunder; and (i) any and all other healthcare Laws and regulations from any domestic or international jurisdiction applicable to the Company or any Company Subsidiary or affecting their respective businesses.

“ESPP Purchase Right” means an option to purchase Company Common Stock under the Company ESPP.

“FDA” means the United States Food and Drug Administration.

“Global Trade Control Laws” means the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by the U.S. Treasury Department’s Office of Foreign Assets Control; U.S. Customs Regulations; European Union (E.U.) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; all relevant regulations and legislative instruments made under any of the above; other relevant economic sanctions, export and import control laws, and other Laws, regulations, legislation, orders and requirements imposed by a relevant Governmental Entity.

“Good Clinical Practice Requirements” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Entity.

“Good Laboratory Practice Requirements” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Entity.

“Good Manufacturing Practice Requirements” means the requirements set forth in the quality systems regulations for drugs contained in 21 C.F.R. Parts 210, 211, 600 and 610 and comparable standards of any other applicable Governmental Entity.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, or self-regulatory organization, department, court, arbitrator or other tribunal, commission, agency or official, including any political subdivision thereof.

“Judgment” means any decree, order, settlement, consent, stipulation, judgment, injunction, writ, award, temporary restraining order or other order in any Proceeding by or with any Governmental Entity.

“knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers.

“Law” means any applicable domestic, federal, state, municipal, local, national, supranational, foreign or other statute, law (whether statutory or common law), constitution, code, ordinance, rule, administrative interpretation, regulation, Order, writ, judgment, decree, directive (including those of any self-regulatory organization), arbitration award, license, permit or any other enforceable requirement of any Governmental Entity.

“Milestone Payments” has the meaning given to such term in the CVR Agreement.

“Milestone Payment Date” has the meaning given to such term in the CVR Agreement.

“Parent Material Adverse Effect” means any change, effect, condition, development, circumstance, event or occurrence that, individually or in the aggregate, would or would reasonably be expected to prevent the consummation of, or materially impair Parent’s ability to consummate, the Merger by the Outside Date.

A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means any information or data that, alone or in combination with other available information, identifies any natural person, or that otherwise constitutes “personal information,” “personal data,” or “protected health information” or analogous term as defined under applicable Law related to privacy, data security, data protection or the Processing of Personal Information.

“Process” or “Processing” means any operation or set of operations performed upon data or information, whether or not by automatic means, including collection, access, organization, storage, adaptation, alteration, correction, retrieval consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, deleting, erasure or destruction.

“Restricted Markets” means any country or region that is the target of comprehensive sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), including, as of the date of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, Russia, Cuba, Iran, Venezuela, North Korea and Syria.

“Restricted Parties” include, but are not limited to, those on the following lists: the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List and the Sectoral Sanctions Identifications List, as administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the entities subject to restrictive measures and the Consolidated List of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities, as published by the U.S. Health and Human Services – Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of persons and entities suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by the Governmental Entities of the jurisdictions of business, import, and export.

“Rights Agent” means the transfer agent of the Company or, at the election of Parent, such other person selected by Parent and reasonably acceptable to the Company.

“Security Breach” means any breach of security leading to the unauthorized acquisition of, access to, Processing of, loss of, or misuse of Personal Information or other confidential information Processed controlled by the Company or any Company Subsidiary.

“Standard Contracts” means non-exclusive (a) off-the-shelf, “shrink wrap” or other licenses for generally commercially available software (including open source software) or hosted or cloud based services, (b) licenses to customers, vendors, distributors, suppliers or resellers of the Company or any Company Subsidiary entered into in the ordinary course of business, in each case, for their use or provision of products and services sold by or on behalf of the Company or any Company Subsidiary, or for the provisions of goods or services to or on behalf of the Company or any Company Subsidiary, (c) material transfer agreements, clinical trial agreements and nondisclosure agreements entered into in the ordinary course of business or (d) licenses of Intellectual Property rights granted under a Contract to which the license is incidental, and which license does not provide any third party any right to market or commercialize any Intellectual Property licensed thereunder.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 9.04. Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” shall not be exclusive. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to September 21, 2025. Unless the context requires otherwise (a) any definition of or reference to any “Contract,” instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (d) all references herein to “Articles,” “Sections” and “Exhibits” shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. The term “made available to Parent” as it relates to materials provided to Parent means copies of the subject materials which were made available to Parent or any of its affiliates or Representatives either (i) in the virtual dataroom hosted by Datasite and maintained by the Company or (ii) in writing with respect to materials specifically referenced in the Company Disclosure Letter, in each case at least one (1) business day prior to the date of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties. (a) This Agreement, the Confidentiality Agreement, the Voting and Support Agreements and the CVR Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement, the Confidentiality Agreement, the Voting and Support Agreements and the CVR Agreement and (ii) except for Section 6.05 and the rights of holders of CVRs to receive payment in accordance with the terms of this Agreement and the CVR Agreement, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article I shall be enforceable by holders of Certificates and holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder and the provisions of Section 2.03 shall be enforceable by holders of awards under Company Stock Plans to the extent necessary to receive the amounts to which such holders are entitled thereunder.

(b) Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty, and neither Parent nor Merger Sub is relying or has relied on any such representation or warranty, with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub, or their respective Representatives, in connection with the Transactions, including the accuracy or completeness thereof. Except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(c) Without limiting the Company’s remedies in the case of fraud, the Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Specific Enforcement; Jurisdiction. (a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without such right, none of the parties would have entered into this Agreement.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 9.11. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Merger or any other Transaction. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

PFIZER INC., as Parent,

By:	/s/ Albert Bourla
Name: Albert Bourla Title: Chairman and CEO

MAYFAIR MERGER SUB, INC., as Merger Sub,

By:	/s/ Deborah Baron
Name: Deborah Baron Title: President

[Signature Page to Agreement and Plan of Merger]

METSERA, INC., as the Company,

By:	/s/ Christopher Whitten Bernard
Name: Christopher Whitten Bernard
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

to

Agreement and Plan of Merger

Certificate of Incorporation of the Surviving Corporation

Exhibit B

to

Agreement and Plan of Merger

Form of CVR Agreement

Exhibit B

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT is made and entered into as of [•] (this “Agreement”) by and between Pfizer Inc., a Delaware corporation (“Parent”), and [RIGHTS AGENT] as Rights Agent (the “Rights Agent”).1

RECITALS

A. Metsera, Inc., a Delaware corporation (the “Company”), Parent and Mayfair Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger dated as of September 21, 2025 (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Acquisition”).

B. Pursuant to the Merger Agreement, in connection with the Acquisition, Parent has agreed to issue contractual contingent value rights to receive, subject to the terms and conditions set forth in this Agreement, the Milestone Payments (as defined herein) contingent upon the achievement of the applicable Milestones (as defined herein) during each Milestone Period (as defined herein), to the record holders (the “Holders”) of (i) the outstanding Shares (as defined herein), other than Shares canceled or converted pursuant to Section 2.01(b) of the Merger Agreement and Appraisal Shares (such Shares to receive CVRs (as defined herein), the “CVR Shares”), (ii) Company Stock Options which have an exercise price per Share that is less than the Closing Amount (the “Company Options”) and (iii) Company Restricted Stock Awards, in each case that are outstanding as of immediately prior to the Effective Time.

C. In accordance with the Merger Agreement, one (1) CVR shall be issued for each CVR Share, and additional CVRs shall be issued in accordance with Section 2.03 of the Merger Agreement for the Shares underlying certain Company Options and Company Restricted Stock Awards.

AGREEMENT

The Parties to this Agreement, for and in consideration of the premises and the consummation of the transactions referred to above, intending to be legally bound, hereby mutually covenant and agree, for the equal and proportionate benefit of all CVR Holders, as follows:

SECTION 1 DEFINITIONS

1.1 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them below:

“Acting Holders” means CVR Holders of not less than forty percent (40%) of the outstanding CVRs as set forth in the CVR Register.

An “affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Business Day” means any day on which banks are not required or authorized by Law to close in New York, New York.

[1]	Note to Draft: The Agreement remains subject to the Rights Agent’s review.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, and (c) any other similar transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction (as stockholders of Parent) own less than fifty percent (50%) of Parent’s voting power immediately after the transaction.

“Clinical Trial Milestone” means the Initiation of the first Phase 3 Clinical Trial for the Combination Product for chronic weight management.

“Clinical Trial Milestone Payment” means $5.00 in cash, without interest, per CVR.

“Clinical Trial Milestone Payment Amount” means, for a given CVR Holder, with respect to the achievement of the Clinical Trial Milestone, a one-time payment equal to the product of (a) the Clinical Trial Milestone Payment and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Clinical Trial Milestone Achievement Notice.

“Clinical Trial Milestone Payment Date” means the date that is selected by Parent not more than thirty (30) days following the date on which the Clinical Trial Milestone is achieved.

“Clinical Trial Milestone Period” means the period commencing as of the Effective Time and ending on December 31, 2027.

“Combination FDA Approval” means Regulatory Approval of the Combination Product in the United States for chronic weight management.

“Combination FDA Approval Milestone” means the receipt from the FDA by Parent or any of its subsidiaries (including the Surviving Corporation and its subsidiaries) of the Combination FDA Approval.

“Combination FDA Approval Milestone Payment” means $10.50 in cash, without interest, per CVR.

“Combination FDA Approval Milestone Payment Amount” means, for a given CVR Holder, with respect to the achievement of the Combination FDA Approval Milestone, a one-time payment equal to the product of (a) the Combination FDA Approval Milestone Payment and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Combination FDA Approval Milestone Achievement Notice.

“Combination FDA Approval Milestone Payment Date” means the date that is selected by Parent not more than thirty (30) days following the date on which the Combination FDA Approval Milestone is achieved.

“Combination FDA Approval Milestone Period” means the period commencing as of the Effective Time and ending on December 31, 2031.

“Combination Product” means the injectable fixed dose combination of MET-233i and MET-097i on a dosing basis of on or around every twenty eight (28) days.

“Commercially Reasonable” means, with respect to any expenditure, that such expenditure satisfies the financial return and other metrics customarily taken into account by Parent in determining whether to fund the direct clinical drug development for a drug product candidate, taking into account issues of intellectual property coverage, safety, tolerability and efficacy, stage of development, product profile, the competitiveness of other products in development by third-parties or in the marketplace, supply chain management considerations, proprietary position, regulatory exclusivity, the regulatory structure involved, anticipated or approved labeling, present and future market and commercial potential, the likelihood of receipt of regulatory approval, any delays or pauses of programs relating to external factors (including pandemics, natural disaster, government shutdown, war, terrorist attack and cyber-attack), profitability (including pricing and reimbursement status achieved or likely to be achieved), any governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of the product, including customs duties/tariffs, amounts payable to licensors of patents or other intellectual property rights, alternative products and programs, and legal issues, to the extent customarily taken into account by Parent and its affiliates in making financial investment decisions.

“CVR” means the rights of CVR Holders to receive Milestone Payment Amounts pursuant to the Merger Agreement and this Agreement.

“CVR Holder” means a Person in whose name a CVR is registered in the CVR Register, who shall initially be the Holders.

“CVR Products” means (a) with respect to the Clinical Trial Milestone, the Combination Product, (b) with respect to the Mono FDA Approval Milestone, the Mono Product, and (c) with respect to the Combination FDA Approval Milestone, the Combination Product.

“Equity Award Holder” means a CVR Holder who was or has been granted a CVR with respect to a Company Equity Award.

“FDA” means the U.S. Food and Drug Administration, or any successor thereto.

“Initiate” means, with respect to a clinical study, to initiate the first dosing of the first human subject in such clinical study.

“Initiation” means the act of Initiating a clinical study.

“MET-097i” means the compound denoted by the Company as MET-097i as of the date hereof, including (a) any molecule containing or derived from the same molecular scaffold as the compound denoted by the Company as MET-097i as of the date hereof, (b) any derivatives of such compounds or compounds described in clause (a), or (c) any stereoisomers or metabolites of the compound denoted by the Company as MET-097i as of the date hereof or compounds described in clauses (a) or (b); provided that, for purposes of this Agreement, a compound otherwise qualifying as “MET-097i” shall not cease to be MET-097i as a result of any change in the formulation of MET-097i.

“MET-233i” means the compound denoted by the Company as MET-233i as of the date hereof, including (a) any molecule containing or derived from the same molecular scaffold as the compound denoted by the Company as MET-233i as of the date hereof, (b) any derivatives of the compound denoted by the Company as MET-233i as of the date hereof or compounds described in clause (a), or (c) any stereoisomers or metabolites of the compound denoted by the Company as MET-233i as of the date hereof or compounds described in clauses (a) or (b); provided that, for purposes of this Agreement, a compound otherwise qualifying as “MET-233i” shall not cease to be MET-233i as a result of any change in the formulation of MET-233i.

“Milestone” means each of the Clinical Trial Milestone, the Mono FDA Approval Milestone and the Combination FDA Approval Milestone, as the context requires. The plural form “Milestones” shall mean the Clinical Trial Milestone, the Mono FDA Approval Milestone and the Combination FDA Approval Milestone, collectively.

“Milestone Achievement Notice” means each of the Clinical Trial Milestone Achievement Notice, the Mono FDA Approval Milestone Achievement Notice or the Combination FDA Approval Milestone Achievement Notice, as the context requires.

“Milestone Payment” means each of the Clinical Trial Milestone Payment, the Mono FDA Approval Milestone Payment or the Combination FDA Approval Milestone Payment, as the context requires. The plural form “Milestone Payments” shall mean the Clinical Trial Milestone Payment, the Mono FDA Approval Milestone and the Combination FDA Approval Milestone Payment, collectively.

“Milestone Payment Amount” means, for a given CVR Holder, with respect to the achievement of the applicable Milestone, a one-time payment equal to the product of (a) the applicable Milestone Payment and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Achievement Notice.

“Milestone Payment Date” means each of the Clinical Trial Milestone Payment Date, the Mono FDA Approval Milestone Payment Date or the Combination FDA Approval Milestone Payment Date, as the context requires. The plural form “Milestone Payment Dates” shall mean the Clinical Trial Milestone Payment Date, the Mono FDA Approval Milestone Payment Date and the Combination FDA Approval Milestone Payment Date, collectively.

“Milestone Period” means each of the Clinical Trial Milestone Period, the Mono FDA Approval Milestone Period or the Combination FDA Approval Milestone Period, as the context requires.

“Mono FDA Approval” means Regulatory Approval of the Mono Product in the United States for chronic weight management.

“Mono FDA Approval Milestone” means the receipt from the FDA by Parent or any of its subsidiaries (including the Surviving Corporation and its subsidiaries) of the Mono FDA Approval.

“Mono FDA Approval Milestone Payment” means $7.00 in cash, without interest, per CVR.

“Mono FDA Approval Milestone Payment Amount” means, for a given CVR Holder, with respect to the achievement of the Mono FDA Approval Milestone, a one-time payment equal to the product of (a) the Mono FDA Approval Milestone Payment and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Mono FDA Approval Milestone Achievement Notice.

“Mono FDA Approval Milestone Payment Date” means the date that is selected by Parent not more than thirty (30) days following the date on which the Mono FDA Approval Milestone is achieved.

“Mono FDA Approval Milestone Period” means the period commencing as of the Effective Time and ending on December 31, 2029.

“Mono Product” means injectable MET-097i on a dosing basis of on or around every twenty eight (28) days.

“Parent Group” means any of Parent or its affiliates (or any of their respective designees, successors or assignees, including any successor-in-interest or assignee with respect to rights under a CVR Product).

“Parties” means Parent and the Rights Agent.

“Permitted Transfer” means: a transfer of CVRs (a) on death of the CVR Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the CVR Holder upon the death of the settlor; (c) pursuant to a court order (including in connection with bankruptcy or liquidation); (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner; (f) with the written consent of Parent; (g) if the CVR Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (provided that such distribution or transfer does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act); or (h) as provided in Section 2.6.

“Phase 3 Clinical Trial” means a human clinical trial of a product on a sufficient number of subjects in an indicated patient population that is designed to establish that such product is safe and efficacious for its intended use and to determine the benefit/risk relationship, warnings, precautions and adverse reactions that are associated with such product in the dosage range to be prescribed, which trial is intended to support the submission of an application for Regulatory Approval of such product, including the trials referred to in 21 C.F.R. § 312.21(c) or 21 C.F.R. Part

314 Subpart H, as amended, or their foreign equivalents. A Phase 3 Clinical Trial includes (a) with respect to a “phase 2/3 clinical trial,” only the portion of such clinical trial that is regarded as its phase 3 component, in accordance with the applicable protocol, and otherwise satisfies the requirements of this definition and the “Initiation” of such Phase 3 Clinical Trial shall be deemed to be achieved upon the first dosing of the first human subject under the phase 3 component of such clinical trial, in accordance with the applicable protocol, and (b) any human clinical trial that would, based on interactions with a regulatory authority or otherwise prior to the initiation of such trial, satisfy the requirements of 21 C.F.R. § 312.21(c) or 21 C.F.R. Part 314 Subpart H (or their successor regulations or the non-U.S. equivalents thereof).

“Regulatory Approval” of a CVR Product means all approvals of the FDA that are necessary for the commercial marketing and sale or introduction into interstate commerce of the CVR Product, including, as applicable, a Biologics License Application or New Drug Application, as defined in the United States Federal Food, Drug, and Cosmetic Act, as amended, and any applicable regulations promulgated thereunder by the FDA, including approval through the FDA’s Fast Track program, Accelerated Approval program or other FDA accelerated or conditional approvals.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Shares” means shares of common stock, par value $0.00001 per share, of the Company.

“Significant Pharmaceutical Company” means a company (a) which, together with its affiliates, has capabilities and experience in the development, manufacture, distribution and commercialization of pharmaceutical products for human use, (b) which, together with its affiliates, has development, regulatory and scientific infrastructure relevant to the applicable CVR Product that is sufficient to develop such CVR Product, (c) that, in its most recent fiscal year completed prior to the close of the transaction pursuant to which such company obtained global rights to the applicable CVR Product, either (i) had annual consolidated revenues (with its affiliates) of at least $5 billion, as reflected in such company’s audited financial statements, or (ii) was one of the top thirty (30) pharmaceutical companies, as determined based on worldwide annual revenue, and (d) which would reasonably be expected to have sufficient available cash to pay the applicable Milestone Payment Amount payable to all CVR Holders when due in accordance with the terms of this Agreement.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 2 CONTINGENT VALUE RIGHTS

2.1 Authority; Issuance of CVRs; Appointment of Rights Agent.

(a) Parent has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement, performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Rights Agent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity). The execution, delivery and performance by Parent of this Agreement does not, and the consummation of the transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of

Parent, (ii) any contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any judgment or law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of the foregoing clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, prevent the consummation of, or materially impair Parent’s ability to consummate, the transactions contemplated hereby. No consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) At the Effective Time (or thereafter as provided in the Merger Agreement), one (1) CVR will be issued with respect to each CVR Share and each Share underlying the Company Options and Company Restricted Stock Awards in accordance with the terms of the Merger Agreement.

(c) Parent hereby appoints [•] as the Rights Agent to act as rights agent for Parent in accordance with the instructions hereinafter set forth in this Agreement, and [•] hereby accepts such appointment.

2.2 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any purported transfer of a CVR in violation of this Section 2.2 shall be null and void ab initio.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep an up-to-date register (the “CVR Register”) for the registration of the CVRs and Permitted Transfers of the CVRs as herein provided.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer in a form reasonably satisfactory to the Rights Agent, duly executed by the registered CVR Holder thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer. Upon receipt of such written request and materials, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor. No transfer of a CVR will be valid unless and until registered in the CVR Register, and any transfer not duly registered in the CVR Register shall be null and void ab initio. Any registration, transfer or assignment of the CVRs shall be without charge to the Holder (other than payment of a sum to the extent necessary to cover any stamp or other Tax or other governmental charge that is imposed in connection with any such registration, transfer or assignment).

(d) Subject to the Rights Agent’s bona fide procedures to validate the identity of a CVR Holder, a CVR Holder (or an authorized representative thereof) may make a request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. Upon receipt of such request and proper validation of the identity of such CVR Holder, the Rights Agent shall promptly record the change of address in the CVR Register. The written request must be duly executed by the CVR Holder and conform to such other reasonable requirements as the Rights Agent may from time to time establish.

2.4 Payment Procedure.

(a) If the Clinical Trial Milestone is achieved at any time prior to the expiration of the Clinical Trial Milestone Period, then, on or prior to the Clinical Trial Milestone Payment Date, Parent will deliver or cause to be delivered to the Rights Agent (i) a written notice (the “Clinical Trial Milestone Achievement Notice”) certifying the date of the achievement of the Clinical Trial Milestone and that each Holder is entitled to receive the Clinical Trial Milestone Payment Amount applicable to such Holder, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account designated by the Rights Agent, equal to the aggregate Clinical Trial Milestone Payment Amounts due to all CVR Holders (other than Clinical Trial Milestone Payment Amounts due to Equity Award Holders, which amounts shall be retained by Parent for payment in accordance with Section 2.4(e) hereof and Section 2.03 of the Merger Agreement) pursuant to Section 4.2.

(b) If the Mono FDA Approval Milestone is achieved at any time prior to the expiration of the Mono FDA Approval Milestone Period, then, on or prior to the Mono FDA Approval Milestone Payment Date, Parent will deliver or cause to be delivered to the Rights Agent (i) a written notice (the “Mono FDA Approval Milestone Achievement Notice”) certifying the date of the achievement of the Mono FDA Approval Milestone and that each Holder is entitled to receive the Mono FDA Approval Milestone Payment Amount applicable to such Holder, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account designated by the Rights Agent, equal to the aggregate Mono FDA Approval Milestone Payment Amounts due to all CVR Holders (other than Mono FDA Approval Milestone Payment Amounts due to Equity Award Holders, which amounts shall be retained by Parent for payment in accordance with Section 2.4(e) hereof and Section 2.03 of the Merger Agreement) pursuant to Section 4.2.

(c) If the Combination FDA Approval Milestone is achieved at any time prior to the expiration of the Combination FDA Approval Milestone Period, then, on or prior to the Combination FDA Approval Milestone Payment Date, Parent will deliver or cause to be delivered to the Rights Agent (i) a written notice (the “Combination FDA Approval Milestone Achievement Notice”) certifying the date of the achievement of the Combination FDA Approval Milestone and that each Holder is entitled to receive the Combination FDA Approval Milestone Payment Amount applicable to such Holder, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account designated by the Rights Agent, equal to the aggregate Combination FDA Approval Milestone Payment Amounts due to all CVR Holders (other than Combination FDA Approval Milestone Payment Amounts due to Equity Award Holders, which amounts shall be retained by Parent for payment in accordance with Section 2.4(e) hereof and Section 2.03 of the Merger Agreement) pursuant to Section 4.2.

(d) The Rights Agent will promptly, and in any event within five (5) Business Days of receipt of the applicable Milestone Achievement Notice and any letter of instruction reasonably required by the Rights Agent, send each CVR Holder at its registered address a copy of the applicable Milestone Achievement Notice (at Parent’s sole cost and expense) and pay the applicable Milestone Payment Amount to each CVR Holder that is not an Equity Award Holder [(i)] by check mailed to the address of such CVR Holder as reflected in the CVR Register as of the close of business on the date of the applicable Milestone Achievement Notice or [(ii) with respect to any such CVR Holder that is due an aggregate amount in excess of [$100,000] and has provided the Rights Agent with wiring instructions, by wire transfer of immediately available funds to the account designated in such instruction. Parent acknowledges that additional wire transfer fees may apply, which, if applicable, shall be deducted from the amount payable to any CVR Holder that elects for payment by wire transfer]2.

(e) With respect to any Milestone Payment Amount due to any Equity Award Holder, Parent shall, or shall cause the Surviving Corporation or an affiliate thereof to, pay, as soon as reasonably practicable following the Milestone Payment Date (or, in the case of Company Equity Awards that are unvested as of immediately prior to the Effective Time (and that do not vest by their terms as a result of the occurrence of the Effective Time), the applicable vesting date (which for CVRs in respect of Company Stock Options shall be no later than the first anniversary of the Closing subject to the holder’s continued service with Parent or its subsidiaries through the first anniversary of the Closing) if later (for clarity, no payment shall be made unless and until the Company Equity Award has vested)), through Parent’s, the Surviving Corporation’s or such affiliate’s payroll system or by the Paying Agent, the Milestone Payment Amount applicable to such Equity Award Holder, in each

[2]	Note to Draft: Subject to confirmation by Rights Agent of payment procedures.

case subject to Section 2.03(c) of the Merger Agreement. If Parent determines that it is not reasonably practicable to make any such payment in accordance with this Section 2.4(e) through the applicable payroll system or payroll provider or by the Paying Agent, then the Surviving Corporation will issue a check for such payment to such Equity Award Holder (less applicable withholding Taxes, if any), which check will be sent by overnight courier to the most recent address on the Surviving Corporation’s personnel records for such Equity Award Holder as soon as reasonably practicable following the Milestone Payment Date, in each case subject to Section 2.03(c) of the Merger Agreement.

(f) Any portion of the aggregate Milestone Payment Amounts that remain undistributed to the CVR Holders twelve (12) months after the date of the Milestone Achievement Notice shall be delivered by the Rights Agent to Parent, upon demand, and any CVR Holder shall thereafter look only to Parent for payment of such CVR Holder’s Milestone Payment Amount, without interest, but such CVR Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(g) Neither Parent nor the Rights Agent shall be liable to any Person in respect of the Milestone Payment Amounts delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If, despite Parent’s and/or the Rights Agent’s obligations as provided herein to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to the date on which such Milestone Payment Amount would otherwise escheat to any Governmental Entity, any such Milestone Payment Amount shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(h) With respect to cash deposited by Parent with the bank or financial institution designated by Rights Agent, Rights Agent agrees to cause such bank or financial institution to establish and maintain a separate AA-rated demand deposit account, therefor in the name of Rights Agent for the benefit of the Company. Rights Agent will only draw upon cash in such account(s) as required from time to time in order to make payments as required under this Agreement and any applicable tax withholding payments. Rights Agent shall have no responsibility or liability for any diminution of funds that may result from any deposit or investment made by Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party, in the absence of fraud, bad faith or willful misconduct by or on behalf of Rights Agent. Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. Rights Agent shall not be obligated to pay such interest, dividends or earnings to Parent, the Company, any holder or any other party. Rights Agent is acting as an agent hereunder and is not a debtor of the Company in respect of cash deposited hereunder. For the avoidance of doubt, Parent acknowledges that (i) the Rights Agent is not a bank or a trust company, (ii) the Rights Agent is not acting in any sort of capacity as an “escrow” or similar agent hereunder, and (iii) nothing in this Agreement shall be construed as requiring the Rights Agent to perform any services that would require registration with any governmental authority as a bank or a trust company.

(i) Rights Agent shall be responsible for information reporting required under applicable Law with respect to the CVRs to the extent required under applicable Law. Parent shall use commercially reasonable efforts to cooperate with Rights Agent to provide any information in Parent’s possession and not otherwise available to Rights Agent as is reasonably necessary for the Rights Agent to carry out its obligations in this Section 2.4(i).

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any CVR Holder, except as specifically provided herein.

(b) The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Acquisition. The rights of the CVR Holders and the obligations of Parent are contract rights limited to those expressly set forth in this Agreement, and such CVR Holders’ sole right to receive property hereunder is the right to receive cash from Parent, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

2.6 Ability to Abandon the CVR. A CVR Holder may at any time at its option abandon all of its remaining rights in a CVR by transferring the CVR to Parent or any of its successors or assigns without consideration therefor, and Parent shall promptly notify the Rights Agent in writing of such transfer. Nothing in this Section 2.6 is intended to prohibit Parent or any of its affiliates from offering to acquire CVRs for consideration in its sole discretion. Any CVRs acquired by Parent or any of its affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Sections 5 and 6.

2.7 Withholding.

(a) Each member of the Parent Group (including the Surviving Corporation), the Rights Agent, and any other Person who has any obligation to deduct or withhold from any amount payable pursuant to this Agreement shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the amounts otherwise payable pursuant to this Agreement such amounts as are required by applicable Law to be deducted and withheld. Prior to making any such withholdings or causing any such withholdings to be made with respect to any holder, except with respect to amounts treated as compensation for Tax purposes, Rights Agent shall provide, if applicable, a reasonable opportunity for such holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts. Each member of the Parent Group (including the Surviving Corporation) and the Rights Agent may assume all such forms in its possession or provided by any such holder are valid under applicable Tax Law until subsequently notified by such holder. Unless otherwise directed by Parent, the Rights Agent shall promptly and timely remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Entity in accordance with applicable Law. To the extent that amounts are so deducted or withheld and properly remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) It is intended that each payment provided under this Agreement with respect to an Equity Award Holder (the “Payments”) is a separate “payment” for purposes of Section 1.409A-2(b)(2)(i) of the U.S. Treasury Regulations. For the avoidance of doubt, it is intended that the Payments satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder and any state law of similar effect (collectively “Section 409A”) provided under Treasury Regulations Section 1.409A-1(b)(4) and, to the extent not so exempt, that the Payments comply, and this Agreement be interpreted to the greatest extent possible, as consistent with Treasury Regulations Section 1.409A-3(i)(5)(iv)(A) – that is, as “transaction-based compensation.” Therefore, Payments under this Agreement may be earned or paid after the fifth (5th) anniversary of the Closing. To the extent this Agreement (and any definitions hereunder), or any payments hereunder, are not exempt, they shall be construed in a manner that complies with Section 409A and shall incorporate by reference all required definitions and payment terms. The Parties intend to treat each Milestone as a valid performance condition and each respective Milestone Payment as subject to a substantial risk of forfeiture as defined under Section 409A. Notwithstanding the foregoing, none of Parent, the Company, or any of their respective Representatives make any representation or warranty and will have no liability to any Person if any payments under this Agreement are determined to constitute deferred compensation under Section 409A (or any similar U.S. state tax law) that are subject to certain additional federal, state or other Taxes.

2.8 Tax Treatment. For U.S. federal and applicable state and local income Tax purposes, except to the extent that any portion of any Milestone Payment Amount is required to be treated as imputed interest under applicable Tax Law, the parties hereto intend to treat (a) the Milestone Payments made in respect of the CVRs issued in exchange for Company Common Stock and any Company Restricted Stock Award with respect to which an election under Section 83(b) of the Code has been timely made and provided to Parent as additional consideration for or in respect of such Company Common Stock (or applicable Company Restricted Stock Award) pursuant to the Merger Agreement (and not to treat the issuance of the CVR to holders of Company Common Stock (or applicable Company Restricted Stock Award) as a payment itself) and (b) Milestone Payments made in respect of the CVRs issued in respect of the Company Equity Awards, other than Company Restricted Stock Awards with respect to which an election under Section 83(b) of the Code has been timely made, as additional compensation for or in respect of the applicable Company Equity Awards (and not to treat the issuance of the CVR to holders of Company Equity Awards as a payment itself), and, in each case, none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law) or a change in Law after the date hereof. The parties hereto shall report imputed interest on the CVRs to the extent required by applicable Law.

SECTION 3 THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement or for any other damages or causes of action arising from or related to the Agreement, except to the extent of its willful or intentional misconduct, bad faith, gross negligence or fraud (in each case as determined by a court of competent jurisdiction).

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any Person, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent. All rights of action under this Agreement may be enforced by the Rights Agent, any claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

3.2 Certain Rights of Rights Agent. The provisions of this Section 3.2 below shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and expiration of the CVRs. The Rights Agent undertakes to perform only the duties and obligations specifically set forth in this Agreement, and no implied duties, covenants or obligations shall be read into this Agreement against the Rights Agent. In addition, Parent, the Company and the CVR Holders each agree that the Rights Agent shall have the following rights:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, power of attorney, endorsement, order or other paper or document believed by it in good faith to be genuine and to have been signed, executed and, where necessary, verified or acknowledged by the proper party or parties;

(b) the Rights Agent may rely on and shall be held harmless in acting upon written (including electronically transmitted) or oral instructions from Parent, the Company or any CVR Holder with respect to any matter relating to its acting as Rights Agent;

(c) whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence, willful or intentional misconduct or fraud on its part (in each case, as determined by a court of competent jurisdiction), rely upon a certificate signed by an authorized officer of Parent, in their capacity as such an officer, and delivered to the Rights Agent;

(d) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall, in the absence of bad faith, gross negligence, willful or intentional misconduct or fraud on its part (in each case, as determined by a court of competent jurisdiction), be full and complete authorization and protection in respect of any action taken, or omitted by it hereunder in good faith and in reliance thereon;

(e) in the absence of a duty specifically set forth in this Agreement, the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent, as applicable, only;

(h) the Rights Agent shall not be obligated to take any legal or other action hereunder which might, in its judgment, subject or expose it to any expense or liability unless it shall have been furnished with an indemnity satisfactory to it;

(i) the Rights Agent shall not be required to perform any action if such action would cause the Rights Agent to violate any applicable law, regulation or court order;

(j) the Rights Agent shall not be deemed to have any knowledge of any event of which it was to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice in writing;

(k) the Rights Agent shall not assume any obligations or relationship of agency or trust with any CVR Holder;

(l) Parent agrees to indemnify Rights Agent for, and hold such parties harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense (including the reasonable and properly documented out-of-pocket fees and expenses of legal counsel and reasonable and properly documented out-of-pocket fees and expenses arising directly or indirectly from the Rights Agent enforcing its rights hereunder) for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Agreement or otherwise arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss and including the costs and expenses of enforcing its rights hereunder, unless such loss shall have been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, willful or intentional misconduct or fraud; and

(m) Parent agrees (i) to pay the reasonable and properly documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, and reasonable and properly documented out-of-pocket expenses incurred by the Rights Agent in the execution of and performance of its duties under this Agreement (other than (A) withholding Taxes owed by Holders or (B) income, receipt, franchise or similar Taxes imposed on the Rights Agent).

3.3 Appointment of Successor. The Rights Agent may resign at any time by giving written notice thereof to Parent and the CVR Holders specifying a date when such resignation shall take effect, which notice shall be sent at least forty-five (45) days prior to the date so specified. Parent shall have the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to Rights Agent, which notice shall be sent at least forty-five (45) days prior to the date so specified.

(a) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if Parent fails to make such appointment within a period of forty-five (45) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then any CVR Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.

(b) Parent shall give notice of each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the CVR Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(c) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(d) The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent hereunder; but, on request of Parent or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent hereunder.

SECTION 4 COVENANTS

4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within twenty (20) Business Days of the Closing Date.

4.2 Payment of Milestone Payments. Parent shall duly and promptly deposit with the bank or financial institution designated by the Rights Agent (or, if applicable, pay through its or its affiliate’s payroll system) the Milestone Payment, if any, for payment in respect of each CVR in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

4.3 Direction and Control of Business; Other Covenants.

(a) Parent shall expend at least $1,500,000,000 (one billion and five hundred million dollars) in aggregate on direct clinical drug development of the CVR Products, calculated in accordance with Parent’s usual methodology for determining costs incurred in connection with development programs (which excludes general corporate overhead costs but includes allocated clinical and development full time employee costs) (the “Budgeted Amount”); provided that (i) Parent shall be relieved of all obligations under this Section 4.3(a) if any of the following occurs: (A) Parent receives, generates, or otherwise becomes aware of, any safety, tolerability or other data reasonably indicating or signaling, as measured by Parent’s safety and efficacy evaluation criteria and methodology, that it is reasonably unlikely that the Combination FDA Approval Milestone can be achieved by the end of the Combination FDA Approval Milestone Period; (B) any clinical trial data in respect of MET-097i makes it reasonably unlikely that the Combination FDA Approval Milestone can be achieved by the end of the Combination FDA Approval Milestone Period; (C) Parent receives any notice, information or correspondence from any applicable Governmental Entity, or any applicable Governmental Entity takes any action, that reasonably indicates that it is reasonably unlikely that the Combination FDA Approval Milestone can be achieved by the end of the Combination FDA Approval Milestone Period; (D) Parent (in good faith and in accordance with its internal policies and procedures applicable to termination of clinical trials) determines that a clinical trial with respect to MET-097i should be terminated based on concerns regarding the health or safety of patients or subjects; (E) the FDA places a clinical hold on, or otherwise prohibits, development of MET-097i in the United States, which clinical hold or prohibition is not lifted for a period of twelve (12) months or more; or (F) any primary endpoint in a Phase 3 Clinical Trial for MET-097i is not met; (ii) the Budgeted Amount shall be reduced to $600,000,000 (six hundred million dollars) if any of the following occurs: (A) any clinical trial data in respect of MET-233i makes it reasonably unlikely that the Combination FDA Approval Milestone can be achieved by the end of the Combination FDA Approval Milestone Period; (B) Parent (in good faith and in accordance with its internal policies and procedures applicable to termination of clinical trials) determines that a clinical trial with respect to MET-233i should be terminated based on concerns regarding the health or safety of patients or subjects; or (C) the FDA places a clinical hold on, or otherwise prohibits, development of MET-233i in the United States, which clinical hold or prohibition is not lifted for a period of twelve (12) months or more; and (iii) Parent shall not be required to expend any amount to the extent that such expenditure is not Commercially Reasonable.

(b) Notwithstanding anything to the contrary in this Agreement, but subject to Section 4.3(a) and Section 4.3(c), (i) Parent and its affiliates shall have the right, in their sole and absolute discretion, to direct and control the research, development (including the clinical trial process), commercialization and other exploitation of the CVR Products in all respects, including any determination to test, develop, pursue, market, make any regulatory filings or seek regulatory approval with respect to, commence or continue any sale of, or make any other strategic decisions affecting, the CVR Products and (ii) Parent or any of its affiliates shall not otherwise be required to undertake any level of efforts, or employ any level of resources, to develop any product or achieve any Milestone.

(c) Parent shall, and shall cause its affiliates to, not (i) take any action or (ii) fail to take any action, in either case, with the primary purpose of avoiding the achievement of any Milestone or payment of any Milestone Payment.

(d) In the event that any Milestone has not yet been achieved and Parent desires to consummate a Change of Control prior to the earlier of the expiration applicable Milestone Period or termination of this Agreement pursuant to Section 6.12, Parent or the Surviving Corporation, as applicable depending upon the structure of the Change of Control, will cause the Person acquiring Parent to assume Parent’s and the Surviving Corporation’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement. No later than five (5) Business Days prior to the consummation of any Change of Control, Parent will deliver to the Rights Agent a certificate signed by an authorized officer of Parent, in his or her capacity as such officer, stating that such Change of Control complies with this Section 4.3(d) and that all conditions precedent herein relating to such transaction have been complied with.

(e) Parent shall cause its affiliates to comply with the terms of this Agreement and shall be responsible to any breaches of this Agreement which are caused by any such affiliates and their respective Representatives if such Representatives were acting at the direction of Parent or its affiliates.

(f) Notwithstanding anything in this Agreement or otherwise to the contrary (including in any agreement between any of Parent, the Company, any subsidiaries thereof, any shareholder, equity holder or any other counterparty), the only rights and interests of the CVR Holders (or any person seeking the benefit of any CVR) in respect of a CVR shall be those set forth in this Agreement and no CVR Holder (or any person acting on their behalf or for their benefit) may enforce any other right or interest against any person in respect of a CVR.

SECTION 5 AMENDMENTS

5.1 Amendments without Consent of CVR Holders.

(a) Subject to Section 5.3, whether with or without the consent of any CVR Holders, the Rights Agent and Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent shall consider to be for the protection or benefit of the CVR Holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR Holders;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 6.5; or

(vi) to add, eliminate or change any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of Section 5.1(a), Parent shall mail (or cause the Rights Agent to mail, at Parent’s sole expense) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth (i) in general terms the substance of such amendment and (ii) the text of such amendment.

5.2 Amendments with Consent of CVR Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the CVR Holders), with the written consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the CVR Holders or Parent, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the CVR Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of Section 5.2(a), Parent shall mail (or cause the Rights Agent to mail, at Parent’s sole expense) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth in (i) general terms the substance of such amendment and (ii) the text of such amendment.

5.3 Execution of Amendments. As a condition precedent to the execution of any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every CVR Holder shall be bound thereby.

SECTION 6 MISCELLANEOUS PROVISIONS

6.1 Entire Agreement; Counterparts. This Agreement, the Merger Agreement and the other agreements, exhibits, annexes, and schedules referred to in the Merger Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties and their affiliates, or any of them with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

6.2 Notices to Rights Agent or Parent. All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this Agreement by either Party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by electronic mail or overnight courier to such Party, in the case of mail or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to Parent:

Pfizer Inc.

66 Hudson Boulevard East

New York, New York, 10001

Attention:  Douglas Lankler, Chief Legal Officer

Email:   [**********]

with copies (that shall not constitute notice) to:

Pfizer Inc.

66 Hudson Boulevard East

New York, NY 10001

Attention:  Alison L. M. O’Neill, Chief Counsel, Strategic Transactions

Email:   [**********]

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  David K. Lam

      Steven R. Green

Email:    [**********]

      [**********]

If to Rights Agent:

[RIGHTS AGENT]

[Rights Agent address]

Attn: [•]

with a copy (which shall not constitute notice) to:

[•]

Attention:  [•]

Email:  [•]

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. All such notices, requests, instructions, demands, waivers and other communications or documents given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon transmission, if sent by email transmission prior to 6:00 p.m. recipient’s local time; the Business Day following the date of transmission, if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

6.3 Notice to CVR Holders. Where this Agreement provides for notice to CVR Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each CVR Holder affected by such event, at the CVR Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to CVR Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular CVR Holder shall affect the sufficiency of such notice with respect to other CVR Holders.

6.4 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective permitted successors and permitted assigns.

6.5 Parent Successors and Assigns. Parent may assign or otherwise transfer any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other Person, to (i) one or more of its controlled affiliates, but only for so long as it remains a controlled affiliate of Parent, or (ii) any purchaser, licensee or sublicensee of all or substantially all of (but not less than all or substantially all of) the rights controlled by Parent (or the applicable Person included in Parent Group) to the CVR Products in accordance with Parent’s obligations under this Agreement, which is a Significant Pharmaceutical Company, (b) in compliance with Section 4.3(d) or (c) otherwise with the prior written consent of the Acting Holders, to any other Person (each, an “Assignee”); provided that the Assignee agrees in a writing delivered to Rights Agent that Assignee shall assume and be bound by all of the terms and conditions of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Parent (and any other assignor) shall agree to remain liable for the performance by each Assignee of all obligations of Parent (or such other assignor, if applicable) hereunder. Subject to compliance with the requirements set forth in Section 4.3(b) and this Section 6.5 relating to assignments or other transfers, this Agreement shall not restrict Parent Group’s ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s and its affiliates’ respective successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the Milestone Payments and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to the extent to be performed or observed (or to be observed) by Parent. The Rights Agent may not assign this Agreement without Parent’s prior written consent, except to an affiliate of the Rights Agent in connection with a corporate restructuring. Any attempted assignment, transfer or delegation of this Agreement or any such rights in violation of this Section 6.5 shall be void and of no effect.

6.6 Benefits of Agreement; Remedies.

(a) Parent, and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are for the benefit of the CVR Holders, who are each intended third-party beneficiaries hereof; provided, however, that without limiting the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all CVR Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at Law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and, other than the Acting Holders, no individual CVR Holder or other group of CVR Holders will be entitled to exercise such rights (provided that the foregoing shall not limit the ability of an individual CVR Holder to seek a payment due from the applicable party pursuant to Section 2.4 solely to the extent that such payment has been finally determined to be due and payable under this Agreement and has not been paid when due); provided, further, that all CVR Holders (including the Acting Holders) must enforce any such legal or equitable rights, remedies or claims under this Agreement against Parent and not the Rights Agent. In any such action, the Acting Holders shall be deemed to represent all CVR Holders. Amounts collected by the Acting Holders in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Acting Holders and the balance shall be distributed to all CVR Holders. Acting Holders acting pursuant to this Section 6.6(a) on behalf of all CVR Holders shall have no liability to any other CVR Holders for any such actions.

(b) Nothing in this Agreement, express or implied, shall give to any Person (other than the Parties hereto, the Acting Holders (acting on behalf of the CVR Holders) and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Parties hereto, the CVR Holders and their permitted successors and assigns. The rights of CVR Holders and their permitted successors and assigns hereunder are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any CVR Holder or CVR Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent, and Parent, which notice, if given, shall be irrevocable.

6.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The Parties expressly acknowledge and agree that (a) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Delaware law to this Agreement, the relationship of the Parties and the interpretation and enforcement of the rights and duties of the Parties hereunder, (b) the Parties have a reasonable basis for the application of Delaware law to this Agreement, the relationship of the Parties and the interpretation and enforcement of the rights and duties of the Parties hereunder, (c) no other jurisdiction has a materially greater interest in the foregoing and (d) the application of Delaware law would not be contrary to the fundamental policy of any other jurisdiction that, absent the Parties’ choice of Delaware law hereunder, would have an interest in the foregoing.

6.8 Exclusive Jurisdiction. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the Parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court. Each of the Parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement or any of transactions contemplated hereby, on behalf of itself or its property, by U.S. registered mail to such Party’s respective address set forth in Section 6.2 (provided that nothing in this Section 6.8 shall affect the right of any Party to serve legal process in any other manner permitted by Law) and (d) agrees that it will not bring any Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware). The Parties agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

6.9 Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement or any of the transactions contemplated hereby. Each Party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such Party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Party have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 6.9.

6.10 Legal Holidays. In the event that the Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this Agreement to the contrary) payment need not be made on such date, but may be made, without the accrual of any additional interest thereon on account of such Milestone Payment Date not being a Business Day, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date.

6.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

6.12 Termination. This Agreement will be terminated and of no force or effect, the Parties will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent) and no payments will be required to be made, upon the earlier to occur of (a) the payment by the Rights Agent to each Holder of all Milestone Payment Amounts required to be paid under the terms of this Agreement in accordance with Section 2.4(a), (b) the expiration of the Combination FDA Approval Milestone Period without achievement of the Combination FDA Approval Milestone and (c) the delivery of a written notice of termination duly executed by Parent and the Acting Holders. For the avoidance of doubt, the termination of this Agreement shall not affect or limit the right to receive the Milestone Payments under Section 2.4 to the extent earned prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

6.13 Construction.

(a) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

PFIZER INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]